NO ACT

PE
10-26-16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004837

October 26, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 10-26-16

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Re: Hormel Foods Corporation

Dear Ms. Seidel:

This is in regard to your letter dated October 26, 2016 concerning the shareholder proposal submitted by the Congregation of Sisters of St. Agnes et al. for inclusion in Hormel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Hormel therefore withdraws its September 30, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Patricia A. Daly
Tri-State Coalition for Responsible Investment
pdaly@tricri.org

FaegreBD.com

FAEGRE BAKER DANIELS

USA • UK • CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct +1 612 766 7769

Faegre Baker Daniels LLP
2200 Wells Fargo Center • 90 South Seventh Street
Minneapolis • Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

October 26, 2016

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Hormel Foods Corporation – Withdrawal of No-Action Request with Respect to the Stockholder Proposal Submitted by The American Baptist Home Mission Society

Ladies and Gentlemen:

On September 30, 2016, we submitted a no-action request to the Staff of the Division of Corporation Finance (the "Staff") on behalf of Hormel Foods Corporation (the "Company") requesting that the Staff concur with the Company's view that, for the reasons stated in the request, the stockholder proposal regarding the adoption of a water stewardship policy (the "Proposal") filed by The American Baptist Home Mission Society as the lead filer (the "Proponent") and multiple co-filers, may be omitted from the proxy materials for the Company's 2017 Annual Meeting of Stockholders.

The Company received notification from the Proponent on October 21, 2016 that it withdraws the Proposal on behalf of the Proponent and the co-filers who appointed the Proponent to withdraw on their behalves.[1] On October 25, 2016, the Company received notification from Sister Patricia A. Daly that she was withdrawing the Proposal on behalf of the co-filers who appointed her personally to withdraw on their behalves.[2] Thereafter, the Company received notifications from the other co-filers who had not authorized the Proponent or Sister Daly to withdraw on their behalves.[3] Based on the withdrawal of the Proposal by the Proponent and the other co-filers, the Company is hereby withdrawing its no-action request. A copy of this letter is being provided to the Proponent and the co-files who individually withdrew their proposals. The withdrawal notifications from the Proponent and other co-filers are attached as **Exhibit A.**

Please contact me at (612) 766-7769 if I can be of any further assistance in this matter.

Very truly yours,

Amy C. Seidel
Partner

---

[1] Includes co-filers As You Sow, on behalf of Jubitz Investments LP, Calvert U.S. Large Cap Core Responsible Index Fund and Friends Fiduciary Corporation.
[2] Includes co-filers the Adrian Dominican Sisters and Mercy Investment Services, Inc.
[3] Includes co-filers the Congregation of Sisters of St. Agnes, the Sisters of St. Francis of Philadelphia, Trinity Health and PGGM Investments.

cc: Brian D. Johnson
Vice President and Corporate Secretary
Hormel Foods Corporation

David L. Moore Jr. CFA
American Baptist Home Mission Societies
P.O. Box 851
Valley Forge, PA 19482-0851

Sister Patricia A. Daly, O.P.
Tri-State Coalition for Responsible Investment
40 South Fullerton Avenue
Montclair, NJ 07042
pdaly@tricri.org

Sally Ann Brickner, OSF, Ph.D.
Congregation of Sisters of St. Agnes
Justice, Peace and Ecology
320 County Road K
Fond du Lac, WI 54937
sabrickner@csasisters.org

Tom McCaney
Sisters of St. Francis of Philadelphia
609 S. Convent Road
Aston, PA 19014
tmccaney@osfphila.org

Jody Wise
Trinity Health
20555 Victor Parkway
Livonia, IL
wisejo@trinity-health.org

Piet Klop
PGGM Investments
Noordweg Noord 150
3704 JG Zeist
The Netherlands
piet.klop@pggm.nl

EXHIBIT A

American Baptist
Home Mission
Societies
SINCE 1824

American Baptist Home Mission Societies
P.O. Box 851
Valley Forge, PA 19482-0851

800.222.3872
610.768.2000
FAX 610.768.2470

www.abhms.org

RECEIVED
OCT 21 2016

October 17, 2016

Mr. Brian D. Johnson
Vice President and Corporate Secretary
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

Dear Mr. Johnson:

On behalf of the proponents of the shareholder resolution, "Water Impacts of Business Operations" I want to thank the company for so quickly responding to our concerns. We were grateful to meet by phone on September 8th and then in person on September 30th with representatives Tom Raymond, Wendy Watkins, and Kelly Braaten. These ICCR shareholders in Hormel acknowledge the company's commitments to strengthen water stewardship policies and practices.

By participating in the AgWater Challenge, we understand that Hormel has committed to:

- Develop a comprehensive sustainable agriculture policy that will cover Hormel's direct suppliers, contract animal producers, and feed grain growers; Include specific expectations related to water stewardship, including both quantity and quality;
- Strengthen the company's assessment of the short and long-term water quantity and quality risks facing key agricultural inputs/sourcing regions, including contract animal producers, feed grain growers and direct suppliers by:
    - Completing a high-level water risk assessment using the Maplecroft risk management tool,
    - Completing in-depth assessments of water quantity and quality challenges;
- Support and engage with growers in high water risk regions by gathering data from suppliers and establishing time-bound goals aimed at improving water quality in high water risk regions;
- Publicly release policy commitments within 3 months and goals within 6 to 9 months.

In addition, the company has agreed to:

- Meet with ICCR members three times in the next year to report on the implementation of these commitments;
- Ensure that the Sustainable Agriculture Policy supports and strengthens the existing Environmental Sustainability Policy and Supplier Responsibility Principles;
- Integrate a human rights assessment into the water risk assessment;
- Consider joining the Field Stewards program on a watershed level basis.

We would appreciate the inclusion of communications regarding our resolution and this withdrawal agreement in the Proxy Report or other public statement.

On behalf of all the shareholders proposing the resolution requesting the company to "adopt and implement a water stewardship policy designed to reduce risks of water contamination at: Hormel-owned facilities; facilities under contract to Hormel; and Hormel's suppliers," I hereby withdraw the resolution for consideration at the next annual meeting.

As we anticipate the implementation of a sustainable agriculture policy and water risk assessment, we look forward to working with your colleagues on positive messaging for both shareholders and the press. As always, we continue to be committed to working with you in the future.

Sincerely,

D.L. Moore

David L. Moore Jr. CFA
Director of Investments

From: "Patricia A. Daly" <pdaly@tricri.org>
To: <TERaymond@Hormel.com>
Date: 10/25/2016 09:40 AM
Subject: RE: SEC Withdrawal

Mr. Brian Johnson
Vice President and Corporate Secretary
Hormel

On behalf of the Adrian Dominican Sisters and Mercy Investments I withdraw the shareholder resolution: Water Impacts of Business Operations. Please refer to the October 17th, 2016 letter from the American Baptist Home Mission Societies for the conditions of this withdrawal. As the representative for the American Baptist Home Mission Societies, noted in their filing letter, I am authorized to withdraw this resolution on behalf of all the proponents of the resolution.

We look forward to our ongoing work together.

Sister Pat

Patricia A. Daly, OP / Executive Director Tri-State Coalition for Responsible Investment
40 South Fullerton Avenue Montclair, NJ 07042
973 509-8800 973 509-8808 (fax)
www.tricri.org

From: Jody Wise <wisejo@trinity-health.org>
To: "bdjohnson@hormel.com" <bdjohnson@hormel.com>
Cc: "TERaymond@Hormel.com" <TERaymond@Hormel.com>
Date: 10/25/2016 10:16 AM
Subject: SEC Resolution Withdrawel

Good morning Brian,

On behalf of Trinity Health I withdraw the shareholder resolution: Water Impacts of Business Operations. Please refer to the October 17th, 2016 letter from the American Baptist Home Mission Societies for the conditions of this withdrawal (pdf attached). Thank you for your quick action and let me know if you need anything further from me to make this happen.

Have a great week.

Jody

Jody Wise
Socially Responsible Investment Consultant tel 734-343-1382 cell 734-512-3840
wisejo@trinity-health.org Trinity Health | 20555 Victor Parkway | Livonia, MI 48152

trinity-health.org

From: "Thomas McCaney" <tmccaney@osfphila.org>
To: "Brian Johnson" <bdjohnson@hormel.com>
Cc: "Tom Raymond" <TERaymond@hormel.com>
Date: 10/25/2016 12:51 PM
Subject: withdrawal of shareholder resolution on water impacts

Dear Mr. Johnson,

On behalf of the Sisters of St. Francis of Philadelphia, I withdraw the shareholder resolution: Water Impacts of Business Operations. Please refer to the October 17th, 2016 letter from the American Baptist Home Mission Societies for the conditions of this withdrawal.

Sincerely,

Tom McCaney
Associate Director, Corporate Social Responsibility Sisters of St. Francis of Philadelphia
609 S. Convent Road
Aston, PA 19014
610-558-7764

From: Susan Ledesma <sledesma@csasisters.org>
To: Susan Ledesma <sledesma@csasisters.org>
Cc: Sally Ann Brickner <sabrickner@csasisters.org>, "Julie Wokaty (jwokaty@iccr.org)" <jwokaty@iccr.org>
Date: 10/25/2016 03:34 PM
Subject: Withdrawal Letter of Proposal - Hormel Foods Corporation

Dear all,

Please find the withdrawal letter of proposal from the Congregation of Sisters of St. Agnes coming from the office of Sister Sally Ann Brickner.

Peace,

Susan Ledesma
Support Staff
Congregation of Sisters of St. Agnes
320 County Road K
Fond du Lac, WI 54937-8158
(920) 907-2316 Phone
(920) 921-8177 Fax

CSA
Congregation of Sisters of St. Agnes
Promoting Justice, Building Community

SENT VIA EMAIL

October 25, 2016

Brian D. Johnson
Vice President and Corporate Secretary
Hormel Foods Corp.
1 Hormel Pl.
Austin, MN 55912

bdjohnson@hormel.com

Dear Mr. Johnson:

As you know, the Congregation of Sisters of St. Agnes was a co-filer with the American Baptist Home Mission Societies of a proposal titled "Policy to Address Water Impacts of Business Operations and Suppliers" for inclusion in Hormel's 2017 proxy statement. Since filing the proposal in August, we are most pleased to have met with Hormel representatives and to have reached a mutually satisfactory agreement with our company that it would strengthen its water stewardship commitments and policies (see the points outlined by David L. Moore Jr. in his letter of withdrawal dated October 17th). In accord with the conditions stated in Mr. Moore's letter, the Congregation of Sisters of St. Agnes hereby withdraws its proposal "Policy to Address Water Impacts of Business Operations and Suppliers" for consideration at the 2017 Shareholders Meeting.

Sincerely yours,

Sally A. Brickner, OSF

Sally Ann Brickner, OSF, Ph.D.

cc: American Baptist Home Mission Societies, David L. Moore
Tom Raymond, Hormel
Sister Patricia A. Daly, O.P., Tri-State Coalition for Responsible Investment

Justice, Peace and Ecology
320 County Road K, Fond du Lac, WI 54937
920.907.2315 · Fax 920.921.8177
email: sabrickner@csasisters.org · web: www.csasisters.org

From: "Klop, Piet" <Piet.Klop@pggm.nl>
To: "'bdjohnson@hormel.com'" <bdjohnson@hormel.com>
Cc: "'Gina Falada'" <gfalada@tricri.org>, "'TERaymond@Hormel.com'" <TERaymond@Hormel.com>
Date: 10/26/2016 07:06 AM
Subject: Withdrawing water resolution

Dear Mr. Johnson,

After our email and letter of August 18, please find attached a letter through which we want to withdraw the shareholder resolution: Water Impacts of Business Operations. Please refer to the October 17th, 2016 letter from the American Baptist Home Mission Societies for the conditions of this withdrawal.

Sincerely,

Piet Klop | Senior Advisor Responsible Investment | PGGM Investments | piet.klop@pggm.nl|
+31 (0)30 277 1027 | +31 (0)620010217 | P.O. Box 117, 3700 AC Zeist, The Netherlands |
Noordweg Noord 150, 3704 JG Zeist, The Netherlands | www.pggm.nl

www.pggm.nl/verantwoordbeleggen | www.pggm.nl/beleggeninoplossingen
www.pggm.nl/responsibleinvestment | www.pggm.nl/investinginsolutions

Click here for a summary of our Annual Report Responsible Investment Klik hier voor een samenvatting van ons jaarverslag Verantwoord Beleggen

Date
26 October 2016
Our reference
20161026/Hormel
Subject
Hormel water risk
Handled by
Piet Klop
Direct line
+31 6 20010217

Please quote date and our reference in all correspondence

Mr. Brian D. Johnson
Vice President and Corporate Secretary
Hormel Foods Corporation
1 Hormel Pl
Austin, MN 55912-3680

Dear Mr. Johnson,

On behalf of PGGM Investments I withdraw the shareholder resolution: Water Impacts of Business Operations. Please refer to the October 17th, 2016 letter from the American Baptist Home Mission Societies for the conditions of this withdrawal.

We understand that Hormel has quickly responded to our concerns as discussed with our colleagues at ICCR and has committed to:

- Develop a comprehensive sustainable agriculture policy that will cover Hormel's direct suppliers, contract animal producers, and feed grain growers; include specific expectations related to water stewardship, including bath quantity and quality;
- Strengthen the company's assessment of the short and long-term water quantity and quality risks facing key agricultural inputs/sourcing regions, including contract animal producers, feed grain growers and direct suppliers by:
- Completing a high-level water risk assessment
- Completing in-depth assessments of water quantity and quality challenges;
- Support and engage with growers in high water risk regions by gathering data from suppliers and establishing time-bound goals aimed at improving water quality in high water risk regions;
- Publicly release policy commitments within 3 months and goals within 6 to 9 months.

We would appreciate the inclusion of communications regarding our resolution and this withdrawal agreement in the Proxy Report or other public statement.

We look forward to working with you on strengthening Hormel's water stewardship.

Sincerely,

Piet Klop
Senior Advisor Responsible Investments

PGGM Vermogensbeheer B.V.
Noordweg Noord 150
3704 JG Zeist, The Netherlands
PO Box 117, 3700 AC Zeist, The Netherlands
www.pggm.nl

Telephone: +31 6 20010217
Fax:
E-mail: Piet.Klop@pggm.nl
Chamber of Commerce: 30228490
VAT number: NL818269224B01

FaegreBD.com

FAEGRE BAKER DANIELS

USA ▾ UK ▾ CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct +1 612 766 7769

Faegre Baker Daniels LLP
2200 Wells Fargo Center 90 South Seventh Street
Minneapolis Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

September 30, 2016

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

BY E-MAIL

Re: Hormel Foods Corporation – Notice of Intent to Exclude from Proxy Materials
Stockholder Proposal of Congregation of Sisters of St. Agnes

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Hormel Foods Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2017 Annual Meeting of Stockholders scheduled for January 31, 2017 (the "2017 Proxy Materials"), a stockholder proposal (the "Proposal") from the Congregation of Sisters of St. Agnes, with The American Baptist Home Mission Society as the lead filer (the "Proponent") and multiple co-filers[1]. The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2017 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2017 Proxy Materials on or about December 21, 2016.

[1] The Company has received co-filings from: (i) As You Sow, on behalf of Jubitz Investments LP, (ii) the Sisters of St. Francis of Philadelphia, (iii) Trinity Health, (iv) the Adrian Dominican Sisters, (v) Mercy Investment Services, Inc., (vi) the Calvert U.S. Large Cap Core Responsible Index Fund, (vii) Friends Fiduciary Corporation, and (viii) PGGM Investments.

The Proposal

The Company received the Proposal on August 12, 2016. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution reads as follows:

> **Resolved**: Shareholders request the Board of Directors adopt and implement a water stewardship policy designed to reduce risks of water contamination at: Hormel-owned facilities; facilities under contract to Hormel; and Hormel's suppliers.

Further correspondence between the Company and the Proponent and the Proponent's representative is attached hereto as Exhibit B.

Basis for Exclusion

We hereby respectfully request the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business.

Analysis

Rule 14a-8(i)(7) permits a company to omit a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business" operations. According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, the Commission understands "ordinary business" as being "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 34-40018* (May 21, 1998). More specifically, the "ordinary business" exception is designed "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting." *Id.*

In defining the boundaries of Rule 14a-8(i)(7), the Commission has explained that the exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 34-12999* (Nov. 22, 1976)).

The Proposal Relates to the Company's Relationships with Its Suppliers

Exchange Act Release No. 34-40018 (May 21, 1998) includes supplier relationships as an example of an ordinary business matter excludable under Rule 14a-8(i)(7), stating that "[e]xamples [of tasks so fundamental to management's ability to run a company on a day-to-day basis] include . . . the *retention of suppliers*" (emphasis added). The Commission has concurred in the exclusion of proposals under Rule 14a-8(i)(7) because they concerned decisions relating to supplier relationships on many occasions. For example, in *Kraft Foods Inc.*, the Commission concurred in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "provide a report to shareholders . . . detailing the ways in which [the company] is assessing water risk to its agricultural supply chain and action it intends to take to mitigate the impact on long-term shareholder value" on the grounds that it concerned "decisions relating to supplier relationships" (Feb. 23, 2012). *See also Dunkin' Brands Group, Inc.* (Mar. 1, 2016) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company "issue a public report describing the company's short- and long-term strategies on water use management specifically related to toilets in the retail facilities," where the company's retail facilities are operated by the company's franchisees); *The Southern Co.* (Jan. 19, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "strive to purchase a very high percentage" of "Made in USA" goods and services on the grounds that it concerned "decisions relating to supplier relationships"); *Spectra Energy Corp.* (Oct. 7, 2010, *recon. denied* Oct. 25, 2010) (same); *PetSmart, Inc.* (Mar. 24, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal calling for a requirement that suppliers certify they have not violated laws regarding the humane treatment of animals); and *Alaska Air Group, Inc.* (Mar. 8, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on contract repair facilities on the grounds that it concerned "decisions relating to vendor relationships").

The Proposal here concerns decisions relating to the Company's relationships with its suppliers, as it requests the Company to "adopt and implement a water stewardship policy designed to reduce risks of water contamination at: Hormel-owned facilities; *facilities under contract to Hormel*; and *Hormel's suppliers*" (emphasis added). The Proposal's supporting argument focuses on the Company's suppliers by stating that the Company's contract farmers raise "94% of Hormel's hogs and 23% of turkeys," that the Company's environmental sustainability policy "does not apply to *suppliers and contract farmers*," and that the Company's applicable disclosures only include "a small percentage of Hormel *suppliers*" and have "no disclosure on *suppliers'* responses or discharge data" (emphasis added). Furthermore, the Proposal asks that the requested water stewardship policy, which, as noted, should be "designed to reduce risks of water contamination at . . . *facilities under contract to Hormel* [] *and Hormel's suppliers*," include the following:

- Requirements for leading practices for nutrient management and pollutant limits;
- Financial and technical support to help implement the policy;
- Robust and transparent measures to prevent water pollution incidents;
- Specific time-bound goals to ensure conformance with the policy; and
- A transparent mechanism to regularly disclose progress on adoption and implementation of the policy

(emphasis added). Consequently, as with the precedent cited above, the Proposal is directly related to the Company's ordinary business operations because it concerns the Company's relationships with its suppliers. Any attempt by the Company to mandate policies on the subject matter of water stewardship for its suppliers would involve direct interjection into the Company's relationship with its suppliers, which are a crucial component of the Company's day-to-day business operations.

The Proposal Does Not Address a Significant Policy Issue that Transcends the Company's Day-to-Day Business.

Exchange Act Release No. 34-40018 (May 21, 1998) provides that a stockholder proposal may not be excluded pursuant to Rule 14a-8(i)(7), despite its interference with the ordinary business matters of a company, when the proposal raises "significant social policy issues" that "transcend the day-to-day business matters" of a company. There is no "bright-line" test to determine whether a significant policy issue is involved in a stockholder proposal, but instead must be examined on a case-by-case basis.

While ensuring a safe water supply is a worthy concern, the Proposal does not address a policy issue so significant that it transcends the Company's day-to-day business operations. *See Dunkin' Brands Group, Inc.* (Mar. 1, 2016) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company to issue a report describing its strategies on water use management related to toilets in the retail facilities, even though the proposal raised water management concerns in light of drought conditions); and *FirstEnergy Corp.* (Mar. 7, 2013) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company to adopt strategies to reduce its impact on water quantity and quality because it related to the company's ordinary business operations and its emphasis on water quality did not focus on a significant policy issue).

Because the Proposal concerns the Company's relationships with its suppliers and does not address a significant social policy issue, the Company should be allowed to omit the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (612) 766-7769 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best Regards,
FAEGRE BAKER DANIELS LLP

Amy C. Seidel
Partner

cc: Brian D. Johnson
Vice President and Corporate Secretary
Hormel Foods Corporation

Sally Ann Brickner, OSF, Ph.D.
Justice, Peace and Ecology
320 County Road K
Fond du Lac, WI 54937

sabrickner@csasisters.org

Sister Patricia A. Daly, O.P.
Tri-State Coalition for Responsible Investment
40 South Fullerton Avenue
Montclair, NJ 07042
pdaly@tricri.org

Exhibit A

CSA
Congregation of Sisters of St. Agnes
Promoting Justice, Building Community

SENT VIA UPS and EMAIL

August 12, 2016

Brian D. Johnson
Vice President and Corporate Secretary
Hormel Foods Corp.
1 Hormel Pl.
Austin, MN 55912

bdjohnson@hormel.com

Dear Mr. Johnson:

On behalf of the Congregation of Sisters of St. Agnes, I give notice that pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 the Congregation files the enclosed proposal "Policy to Address Water Impacts of Business Operations and Suppliers" (hereafter referred to as the "Proposal") for consideration by the Company's Board of Directors and for inclusion in the forthcoming proxy statement of Hormel Foods Corporation (the "Company") for the 2017 annual meeting (the "Annual Meeting"). The American Baptist Home Mission Society is the lead filer of this proposal.

The Congregation holds 150 shares of Hormel Foods (HRL) (the "Shares") and has held these shares for more than one year. Certification from Keybank Association (dated August 12, 2016) of the Congregation's holding of Hormel Foods shares is being sent to you via email and UPS. The Congregation has instructed its financial manager to hold the shares through the date of Hormel's Annual Meeting in 2017.

Sister Patricia A. Daly, O.P. is the primary contact for the resolution. She may be reached at:

Tri-State Coalition for Responsible Investment
40 South Fullerton Avenue
Montclair, NJ 07042
Phone: (973) 509-8800
Fax: (973) 509-8808
pdaly@tricri.org

I look forward to constructive dialogue with our Company regarding its development of a policy to address water impacts of business operations and suppliers. You may contact me at the address below.

Sincerely yours,

Sally Ann Brickner, OSF

Sally Ann Brickner, OSF, Ph.D.

pc: American Baptist Home Mission Society
Sister Patricia A. Daly, O.P., Tri-State Coalition for Responsible Investment

Justice, Peace and Ecology
320 County Road K, Fond du Lac, WI 54937
920.907.2315 • Fax 920.921.8177
email: sabrickner@csasisters.org • web: www.csasisters.org

Policy to Address Water Impacts of Business Operations and Suppliers
2017

Hormel Foods is exposed to regulatory, reputational, and financial risk associated with water pollution from animal feed and byproducts through its direct operations, contract farms, and suppliers.

The cultivation of feed ingredients for Hormel's turkey, pork, and grocery products requires fertilizer inputs that can contribute to nutrient pollution if improperly managed. Hormel operates three hog processing plants, seven turkey harvest and processing operations, and 35 facilities for manufactured goods, which may release toxic substances into waterways. In 2015, Hormel received eight notices of environmental non-compliance and reported a $2,600,000 fine for a water related enforcement order at a Minnesota facility.[1]

Animal waste may contain nutrients, antibiotic-resistant bacteria and pathogens, and pharmaceutical residue. These contaminants and poor manure disposal practices can contaminate local waterways, endangering the environment, workers, public health, and Hormel's water supply. Contract farmers raise 94% of Hormel's hogs and 23% of turkeys.[2] In 2013, a leading Hormel pork supplier in Minnesota was linked to manure contamination that caused rising nitrate levels in nearby rivers, making tap water dangerous to consume due to risks of blue baby syndrome.[3]

The UN Human Right to Water ensures the right to sufficient, safe, acceptable and physically accessible and affordable water for personal and domestic uses. Contamination of water supplies from Hormel's operations and contract farms would interfere with this right. UN Sustainable Development Goal 6 includes a commitment to improve water quality by reducing pollution and minimizing release of hazardous chemicals.

There is a growing trend toward increased state regulation and oversight of animal production and water stewardship, including in Iowa, Minnesota, Washington, and Wisconsin, with tightened requirements related to manure disposal, field application of manure, buffer zones, or groundwater monitoring.

Wal-Mart, Hormel's largest customer with 13.9% of 2015 sales, uses a Sustainability Index to assess suppliers, which includes Key Performance Indicators on water, manure management, nutrient management, and fertilizer use.[4]

Hormel's Environmental Sustainability Policy does not apply to suppliers and contract farmers and the Supplier Responsibility Principles do not address water quality. Hormel's CDP disclosure is limited in scope and depth, making it difficult to assess performance and management practices: it includes a small percentage of Hormel's suppliers; has no disclosure on suppliers' responses or discharge data; and the risk assessment is primarily focused on water availability not quality.

Resolved; Shareholders request the Board of Directors adopt and implement a water stewardship policy designed to reduce risks of water contamination at: Hormel-owned facilities; facilities under contract to Hormel; and Hormel's suppliers.

---

[1] http://2015csr.hormelfoods.com/about-this-report/data-summary; 2016 CDP Water Request.
[2] Hormel 10K, http://investor.hormelfoods.com/Cache/32276036.pdf
[3] http://archive.onearth.org/articles/2014/02/factory-farms-are-poisoning-iowa-water
[4] http://www.walmartsustainabilityhub.com/app/answers/detail/a_id/242; https://www.sustainabilityconsortium.org/product-categories/

Supporting Statement: Proponents believe the water policy should include:

- Requirements for leading practices for nutrient management and pollutant limits;
- Financial and technical support to help implement the policy;
- Robust and transparent measures to prevent water pollution incidents;
- Specific time-bound goals to ensure conformance with the policy; and
- A transparent mechanism to regularly disclose progress on adoption and implementation of the policy.

KeyBank National Association
100 Public Square, Ste 600
Mailcode: OH-01-10-0942
Cleveland, Ohio 44113
Phone: 216-689-5190
Fax: 216-370-4071
brian_crosby@keybank.com

August 12, 2016

Mr. Brian D. Johnson
Vice President and Corporate Secretary
Hormel Foods Corp.
1 Hormel Pl.
Austin, MN 55912

Dear Mr. Johnson,

KeyBank National Association is the record holder of securities for the benefit of the Congregation of Sisters of Saint Agnes. As such, we confirm that the Congregation of Sisters of St. Agnes holds 150 shares of Hormel Food Corp as of August 12, 2016, and thus the necessary $2,000.00 worth required for filing a shareholder resolution. This security has been held since November 28, 2011.

Please contact me if you require any additional information regarding the holding of the above security.

Sincerely,

Brian Crosby
Vice President and Sr. Relationship Manager
KeyBank, NA
Institutional Asset Services
100 Public Square, Suite 600
Cleveland, OH 44113

Exhibit B

Subject: FW: Follow-up with ICCR
Attachments: 2016.09.20_099_Sister Daly HRL Letter.pdf; AgWater Challenge_2pgr_Final-4 12 16.pdf; AgWater Challenge_FAQ_Final_4 12 16.pdf; 2016.04_Minnesota EI Field Stewards Summary.pdf; 2-CoalitionExecSummary5-2016.pdf; 2016.05.26_CEO Council on Sustainability and Innovation Report.pdf; 2016_07_CDP Water Response Final.pdf

From: Thomas E. Raymond/Corp/Hormel
To: "Patricia A. Daly" <pdaly@tricri.org>
Cc: "Claire Deroche" <CDeroche@uucsr.org>, "'Gina Falada'" <gfalada@tricri.org>, "Wendy Watkins" <wawatkins@hormel.com>
Date: 09/20/2016 01:43 PM
Subject: Re: Follow-up with ICCR

Sister Daly,

Per our phone call, I am attaching several documents for your review. I look forward to our visit and continued discussion next week. In the meantime, please let me know if you have any questions.

Tom Raymond
Director of Environmental Sustainability Hormel Foods Corporate Services, LLC
1101 N Main Street
Austin, Minnesota 55912

t:: (507) 434-6567
e: teraymond@hormel.com

Please consider the environment before printing this e-mail

Summary letter
(See attached file: 2016.09.20_099_Sister Daly HRL Letter.pdf)

Background information on the CERES-WWF AgWater Challenge (note that we are looking to finalize commitment language with CERES this week) (See attached file: AgWater Challenge_2pgr_Final-4 12 16.pdf)(See attached
file: AgWater Challenge_FAQ_Final_4 12 16.pdf)

Background information on the Minnesota EI Field Stewards program (note that we do not have a final scope or commitment on participation) (See attached file: 2016.04_Minnesota EI Field Stewards Summary.pdf)

Background information on the Minnesota EI Sustainability Growth Coalition (Hormel Foods is a founding member) (See attached file: 2-CoalitionExecSummary5-2016.pdf)

Bipartisan Counsel's CEO on Sustainability and Innovation Report (Hormel Foods is a founding member, and addresses in part water-quality) (See attached file: 2016.05.26_CEO Council on Sustainability and Innovation
Report.pdf)

Hormel Foods 2016 CDP Water Disclosure
(See attached file: 2016_07_CDP Water Response Final.pdf)

From: "Patricia A. Daly" <pdaly@tricri.org>
To: <TERaymond@Hormel.com>
Cc: "'Gina Falada'" <gfalada@tricri.org>, "Claire Deroche" <CDeroche@uucsr.org>, "Wendy Watkins" <wawatkins@hormel.com>
Date: 09/19/2016 10:14 AM
Subject: Follow-up with ICCR

Dear Tom,

Thanks to you and your team for your time on the 8th. We have a better sense of the steps Hormel is taking to address the concerns detailed in the resolution.

So we might be prepared for the meeting on the 30th, would you please send us the report you sent to CDP? We'd be grateful to see any written materials on your work with the Minnesota Environmental Initiative and next steps with the AgWater Challenge. We're trying to understand better how these initiatives respond to the specific concerns of the resolution.

And would you share with us the names of your staff that have responsibilities for different aspects of this work

Thanks for your time on this.

Sister Pat

Patricia A. Daly, OP / Executive Director Tri-State Coalition for Responsible Investment
40 South Fullerton Avenue Montclair, NJ 07042
973 509-8800 973 509-8808 (fax)
www.tricri.org

Hormel Foods

Hormel Foods Corporate Services, LLC
1 Hormel Place
Austin MN 55912-3680

September 20, 2016

Dear Sister Patricia Daly,

Thank you for our recent dialogue to discuss the shareholder resolution to implement a water stewardship policy designed to reduce risks of contamination at our facilities, facilities under contract and our suppliers.
We understand the importance of water stewardship, and have focused efforts in place to further expand upon our efforts that have been in place for many years. Therefore, based on the following information and action plan we request that the resolution be withdrawn.

We place great emphasis on environmental considerations when producing the products made for our customers, including water stewardship. We completed our first set of environmental goals in 2011, and are currently working toward our second set of goals. Our overall goal is to reduce non-renewable energy use, water use, solid waste sent to landfills and greenhouse gas emissions by 10 percent by 2020 at company-owned operations using 2011 as a benchmark. We remain on track to achieve all of these goals. In fact, we have achieved progress of 83 percent of our water goal thus far. In addition, our existing Environmental Sustainability Policy and Supplier Responsibility Principles address water stewardship requirements for the company and our suppliers.

To build upon these efforts, we are a founding member of the Minnesota Environmental Initiative's Sustainable Growth Coalition, a founding member of the Bipartisan Policy Center's Call to Action on the Future of Sustainable Agriculture, and have committed to participating in the Ceres-World Wildlife Fund AgWater Challenge.

As a founding member of the Bipartisan Policy Center's Call to Action on the Future of Sustainable Agriculture, we are seeking to advance innovative sustainability strategies that support sustainable productivity, transparency, and collaborative decision making across the food and agriculture supply chain.

As discussed on our call, the AgWater Challenge is an effort to develop new, improved commitments on water stewardship – specifically strong, more transparent targets around agricultural supply chains. Through this initiative, we commit to:

- Developing a comprehensive sustainable agriculture policy that will include specific statements on water risk. The policy will strengthen and complement the existing expectations outlined in our Environmental Sustainability Policy and Supplier Responsibility Principles.

- Strengthening our assessment of short- and long-term water risk facing key agricultural inputs/sourcing regions and manufacturing suppliers by completing a high-level water risk assessment for our largest manufacturing suppliers and for our commodity inputs produced in high water risk regions and completing a Source Vulnerability Assessment of water challenges in our priority sourcing areas.

- Gathering water-related data and establishing time-bound goals aimed at improving water quality at commodity and supplier manufacturing plants located in high-risk water regions.

Furthermore, we remain committed to transparency and will continue to report our water stewardship efforts and progress in our corporate responsibility reports and in dialogues with our stakeholders.

As you can see, we are committed to water stewardship and have taken the necessary steps to further build upon our efforts and drive results within our supply chain as well as the entire industry. These initiatives fulfill the water stewardship concerns outlined in your shareholder proposal and we ask that the proposal be withdrawn by Friday, Sept. 23, 2016, so we can focus our attention on these initiatives and driving results. This date is based on our Board of Directors' schedule and in the hopes of the withdrawal showing a constructive dialogue and avoiding unnecessary steps in the process.

Sincerely,

Thomas E. Raymond
Director of Environmental Sustainability



WWF

APRIL 2016

Ceres

Overview

The Ceres-WWF AgWater Challenge

Commitment Platform for Sustainable Sourcing and Water Risk



What is the AgWater Challenge?

The Challenge is an opportunity for companies to refine their thinking on water stewardship and sustainable sourcing in collaboration with partners, as well as through events and webinars sponsored by Ceres and WWF.

Today, a third of the world's agricultural production is grown in areas of high water stress or competition. More frequent and intense droughts and floods are devastating harvests, while more stringent water regulations are being imposed in growing regions. Furthermore, investors and consumers are increasingly calling on global food and beverage companies to step up their water risk management to help address insecurities in our global food and water supplies.

To assist companies in reducing their water risks and impacts on local watersheds, Ceres and World Wildlife Fund (WWF) have launched the AgWater Challenge – an initiative that builds off the work of both organizations. The Challenge aims to highlight leadership, as well as new, improved commitments on water stewardship, specifically stronger, more transparent targets around agricultural supply chains. Leveraging World Food Day on October 16, 2016, the initiative will highlight actions taken by companies and will raise awareness of the important role the private sector can play in addressing food and water security.

Driving the Right Actions in the Right Places

The AgWater Challenge will assist companies in strengthening their approach to water stewardship and encourage stronger targets and commitments to reduce water risks in supply chains by focusing action in the following areas:

- Assessing water risks facing key agricultural inputs/sourcing regions and manufacturing suppliers
- Developing policies that promote sustainable agriculture actions that begin to address water risks
- Setting time-bound goals to:
  - Reduce the water impacts associated with key agricultural commodities/inputs
  - Implement locally-relevant watershed activities or strategies for high water risk agricultural sourcing areas
  - Support and incentivize agricultural producers through programs to strengthen water stewardship practices

The productivity of the world's 10 most populous river basins will double by 2050—but only if water issues are addressed.

—Frontier Economics, 2012.

How Does Your Company Benefit?

In 2014, 68% of businesses responding to CDP communicated that exposure to water risk could generate a substantive change in their business, operations or revenue (CDP 2014). The following year, the World Economic Forum cited water as the number one risk in terms of impact in their global risk report (World Economic Forum 2015). Yet, while companies believe water challenges will significantly worsen in the next five years, an alarming majority do not appear to be planning corollary increases in the breadth and scale of their water risk management practices. The AgWater Challenge offers participating companies the ability to:

- Assess company efforts to address water risk in agriculture supply chains against Challenge Checklist criteria, and identify areas that are ripe for improvement and action
- Receive technical assistance from leading NGOs with expertise on water risk assessment and water management strategies.
- Participate in peer-to-peer learning on best practices for managing water risks
- Be publicly recognized as an AgWater Steward for demonstrating leadership, and/or making significant new/improved commitments on supply chain water stewardship
- Share your journey through stories that showcase how your work is making an impact in watersheds around the world, the challenges you've faced and learnings along the way
- Though new actions and commitments, improve your standing in Ceres' next report benchmarking food and beverage companies on water risks, to be completed in 2017.

Getting Involved

Challenge participants will be invited to a kick-off webinar in April followed by an initial assessment of company work on supply chains and water. With new insights, participating companies will receive monthly updates and resources based on areas where assistance can be most helpful. Ceres and WWF will also host an in-person worshop in July to encourage learning exchange, highlight new advances and approaches, and drive brainstorming around key barriers.

To learn more about the AgWater Challenge and how you can engage, contact:
Lindsay Bass, Lindsay.Bass@wwfus.org or Brooke Barton, barton@ceres.org

PHOTO CREDITS: Irrigation equipment watering farm crops © istockphoto.com / WWF-Canada. Worker attending to small plants © WWF / Simon Rawles

The Ceres-WWF AgWater Challenge: FAQ

General

What is the AgWater Challenge?

The Ag Water Challenge is a joint Ceres-WWF initiative that aims to highlight leadership, as well as new, improved commitments on water stewardship, specifically stronger, more transparent targets around agricultural supply chains. Leveraging World Food Day on October 16, 2016, the Challenge will highlight actions taken by companies and will raise awareness of the important role the private sector can play in addressing food and water security.

What does it mean to be a participant in the Challenge?

Participants in the Challenge will have the opportunity to take advantage of numerous benefits: Technical assistance from leading NGOs with expertise on water risk assessment and water management strategies; peer-to-peer learning on best practices for managing water risks; public recognition for demonstrating leadership, and/or making significant new/improved commitments on supply chain water stewardship.

As a starting point, participants will be asked to assess, with Ceres and WWF, their company efforts to address water risk in agriculture supply chains using the AgWater Challenge Checklist. This work will set the stage for company participants to identify areas that are ripe for improvement and action. Some participants will also have the opportunity over the course of the Challenge to publicly share stories that demonstrate how their commitments are making an impact in watersheds around the world.

How much does it cost to be a part of the Challenge?

Participation in the Challenge is free. However, technical advice beyond established Challenge events and meetings is not included.

How much time will this involve?

At a minimum, the initiative will require staff time for Challenge-sponsored events, a one hour initial discussion with Ceres and/or WWF to review the Checklist, and a one hour follow-up to assess progress. Companies may choose to leverage the Challenge to advance and/or add value to existing efforts to address agriculture supply chain water risks, in which case more time may be invested to reap the full potential value of the initiative.

What are the different pathways to recognition?

The Challenge has two different pathways for recognition as an ***AgWater Steward***. The first is demonstration of top tier leadership in addressing water risks in agriculture supply chains. The Challenge is defining leadership as attaining or exceeding 40 points (out of a total 75 points) on the Challenge Checklist. Companies that meet this level will be recognized. The second pathway to recognition is through demonstrated improvement and incorporation of Challenge Checklist criteria into sustainability approaches and commitments. Companies that demonstrate a significant change (≥15 points) in their baseline assessment using the Challenge Checklist will also be recognized.

Content

What is the basis for the AgWater Checklist criteria?

The Challenge criteria are based on Ceres' "Feeding Ourselves Thirsty" indicators that relate most directly to agriculture supply chains. In addition, existing water stewardship resources and benchmarks were used to develop a refined, strengthened set of criteria for the

Challenge that would help assess and drive corporate action and commitments likely to have the greatest positive impact on field level water stewardship and watershed sustainability more broadly.

Evaluation

How do you qualify for recognition?

During the course of the Challenge, Ceres and WWF will do two assessments of company actions and commitments via the Challenge Checklist – one in late April/early May and one towards the end of the Challenge in late August/early September. If a company reaches (or exceeds) 40 points out of a total of 75, they will be recognized as AgWater Stewards. If a company misses the 40 point threshold in their first assessment, they can implement new actions/commitments to push them to (or beyond) the 40 point threshold during the final assessment. If at the final assessment, a company's point total yields a 15 point (or greater) change from their baseline assessment (but may still be shy of the leadership threshold), they will be recognized as AgWater Stewards.

Will I get credit for commitments/actions already taken?

Yes. While the intent of the Challenge is to spur improvement and further actions/commitments, we also want to recognize first movers that have already made significant progress to address water risks in their agriculture supply chains.

Who will decide whether or not I meet the criteria/thresholds?

A group of water experts from Ceres and WWF will evaluate Checklist responses and verify point totals.

What if we aren't able to make a commitment in the end or hit the thresholds for recognition?

We hope this won't be the outcome for any Challenge participant. However, there are no negative ramifications for missing thresholds or not being able to announce new commitments by the established timeframes. We hope that the exchanges with Ceres and WWF staff, as well as corporate peers and other NGO leaders, will deliver key insights and value to your water stewardship journey regardless of whether commitments are set or thresholds are reached. The downside will be not taking part in the public communications related to the Challenge.

Communications

What will I need to disclose and how public will it be?

The Challenge is not a certification of good practice. However, the initiative will release a Fact Sheet at its conclusion capturing all actions and commitments taken as part of the Challenge. Companies will be required to report on commitment progress through approved public disclosure channels, e.g. company sustainability reports, CEO Water Mandate annual progress updates, CDP Water Disclosure reports. No sensitive or proprietary company information will be released as part of the Challenge.

Companies that demonstrate their stewardship through leadership or significant actions/commitments will be encouraged to contribute stories that can be told through their own communication channels and as part of the Challenge. These stories will be used to highlight how commitments take shape on the ground and can lead to conservation benefits. Further details on media activities for World Food Day or Challenge-related story packages will be forthcoming.

Companies may also be asked to help call further attention to the importance of addressing water risks in supply chains by recruiting C-suite executives as spokespeople for Challenge communications in the run up to World Food Day.


Field
STEWARDS

Growing Clean Water Together

Field Stewards is a program that enables everyone to make a difference. It rewards farmers for reaching and maintaining a high level of water quality protection on their farms, helps food brands tackle sustainability challenges in their commodity crop supply chains, and provides consumers an opportunity to support cleaner water with their purchases.

How It Works

Field Stewards is about rewarding farmers for meeting and exceeding standards that protect our land and water for generations to come. We've partnered with the Minnesota Agricultural Water Quality Certification Program, a voluntary program run by the Minnesota Department of Agriculture to ensure farmers meet a high threshold of environmental performance on the landscape.

Once a farm is certified through the state-led program, they can participate in Field Stewards and will receive annual payments in exchange for continuing to maintain the water quality friendly practices necessary to meet the certification threshold on their farm. Field Stewards provides payments to farmers, based on their corn and soybean acreage.


TRADITIONAL GROWER
CORN & SOY MARKET
FOOD PRODUCT
Without Offset Purchase
FIELD STEWARDS GROWER
REVENUE
OFFSET MARKET
For Cleaner Water Practices
CERTIFICATES

Food brands purchase certificates, based on certified acres enrolled in Field Stewards, to offset their corn and soybean inputs.

This offset approach does not require companies to purchase certified corn or soybeans directly from farmers, a common and costly barrier to environmental improvements. Instead, this approach incentivizes the same amount of environmental protection through a less complicated transaction, and at a lower cost.

Initial Results

The Field Stewards program was initially deployed on a pilot scale by working with a limited number of farmers in Stearns County, Minnesota. We tested the viability and interest in food brands rewarding environmental performance at the farm level and successfully enrolled 1,000 acres in the effort. GNP Company, the largest integrated chicken producer in the Upper Midwest, along with The Mcknight Foundation, provided initial investments to develop Field Stewards and a new market for clean water.

In 2016, GNP Company will offset its Just BARE™ brand of chicken by purchasing certificates from 5,000–6,000 corn and soybean acres that have reached or exceeded the standard for water quality protection efforts in Stearns County.

GNP Company is the first of many food brands we hope will participate in the Field Stewards market for clean water.

Our Partners

Growing a market for clean water requires a diverse set of partners and perspectives. We benefit from the expertise of our current partners:

Environmental Initiative — Powerful Partnerships, Effective Solutions
Conservation Marketplace Midwest
GNP Company
Kieser & Associates — Environmental Science & Engineering
Mindsailing — Minneapolis, Minnesota
Minnesota Department of Agriculture
The McKnight Foundation
Stearns County Soil & Water SWCD Conservation District

Contact Us

Want to learn more about Field Stewards, how to enroll your farm, or purchase certificates? We are actively recruiting farmers and brand partners for 2017.

Contact Greg Bohrer at 612-334-3388 ext. 111 // gbohrer@environmental-initiative.org.

Field Stewards

Field Stewards is administered by Environmental Initiative, a nonprofit organization dedicated to building partnerships to develop solutions to Minnesota's environmental problems. Certification is provided by Minnesota Agricultural Water Quality Certification Program, a voluntary program run by the Minnesota Department of Agriculture.



Minnesota Sustainable Growth Coalition

A regional partnership for demonstrating and accelerating a thriving circular economy

Executive Summary

More than ever before companies are driven to make meaningful, positive impacts that address complex environmental and social issues across the globe. Minnesota has a proud leadership history addressing these challenges, but we've reached a new tipping point – one that encourages us to bring our talents and expertise together to tackle issues from natural resource scarcity and risk to changing customer preferences.

A group of leading Minnesota businesses – more than 20 organizations strong – formed the Minnesota Sustainable Growth Coalition for this purpose. This business-led partnership builds upon our leadership to advance the next frontier of corporate and global sustainability – the circular economy.

A circular economy is an economic system that values and preserves all types of capital – financial, natural, manufactured, human, or social. In this system, nothing is lost or wasted, and all resources and talents are utilized to their highest potential. The end result is an economy that decouples economic growth from the consumption of finite natural resources.

Circular economy principles uncover business growth opportunities, drive innovation, and promote thriving communities and regions.


LINEAR ECONOMY
TAKE > MAKE > DISPOSE
WASTE
TECHNICAL & BIOLOGICAL NUTRIENTS ALL MIXED UP
SOMETHING USEFUL
CIRCULAR ECONOMY
TECHNICAL NUTRIENTS
BIOLOGICAL NUTRIENTS
LIVING SYSTEMS

Graphic Credit: Ellen MacArthur Founation

Coalition members are now working together to identify specific initiatives that preserve our region's abundant natural resources while driving economic growth and improving quality of life.

This is a partnership committed to action and demonstration of the region's sustainability leadership.

Coalition Priorities

Clean Energy

Aggregating the clean energy interests of members and working to develop tangible projects that increase access to renewable energy and modernization of our grid.

Converting Organic Waste Into Resources

Collaboratively managing organic waste and turning it into valuable fuels and resources.

Greening Grey Infrastructure

Utilizing green infrastructure, which is designed to mimic the natural water cycle, to be cost-effectively deployed in a way that better reflects the true costs of those services.

Coalition members commit to participating in the mission either through collaborative projects or actions undertaken by their organization that further the Coalition's vision. Members also provide at least one primary representative and nominal financial support to offset the cost of administering the Coalition. The Coalition's inaugural meeting was in February 2016, and the effort will be launched publicly in Summer 2016.

Minnesota Sustainable Growth Coalition Members

3M
Andersen Corporation
AVEDA The Art and Science of Pure Flower and Plant Essences
Best Buy
cee Center for Energy and Environment
Dow
Ecolab Everywhere It Matters.
Fredrikson & Byron, P.A. Where Law and Business Meet
General Mills
Greater MSP
Great Plains Institute Better Energy. Better World.
Great River Energy
HealthPartners
Institute on the Environment University of Minnesota Driven to Discover
MAC Metropolitan Airports Commission
Medtronic
Metropolitan Council
Pentair
Target
Tennant
Tunheim
Uponor
Wenck Responsive partner. Exceptional outcomes.
Xcel Energy

Environmental Initiative, a nonprofit organization dedicated to solving environmental problems collaboratively, convenes the Minnesota Sustainable Growth Coalition.

Environmental INITIATIVE
Powerful Partnerships, Effective Solutions



Food for Thought:
A Call to Action on the Future of Sustainable Agriculture

Report from the CEO Council on Sustainability and Innovation

May 2016

BIPARTISAN POLICY CENTER

CEO Council on Sustainability and Innovation

John A. Bryant
Chairman and Chief Executive Officer
Kellogg Company

James C. Collins Jr.
Executive Vice President
DuPont

Jeffrey M. Ettinger
Chairman and Chief Executive Officer
Hormel Foods

Chris Policinski
President and Chief Executive Officer
Land O'Lakes

Jeff Simmons
President
Elanco

DUPONT®

Elanco™

Hormel Foods

Kellogg's

LAND O'LAKES, INC.

Bipartisan Policy Center

Dan Glickman
Senior Fellow
Former Agriculture Secretary

Julie Anderson
Senior Vice President

Lisel Loy
Vice President of Programs
Director, Prevention Initiative

Hannah Martin
Policy Analyst
Prevention Initiative

Caitlin Krutsick
Project Assistant
Prevention Initiative

Debbie Reed
Consultant

Laura Sands
Consultant

ACKNOWLEDGMENTS
BPC would like to thank The David and Lucile Packard Foundation for their generous support.

DISCLAIMER
The findings and recommendations expressed herein do not necessarily represent the views or opinions of BPC's founders or its board of directors.

Table of Contents

Call to Action



CEO Council members are focused on advancing innovative sustainability strategies that support three action areas:

- Sustainable Productivity
- Transparency
- Collaborative Decision Making Across the Food and Agriculture Supply Chain

The CEO Council defines sustainable food and agriculture supply chains as encompassing the three pillars of sustainability: social, economic, and environmental. Sustainable food and agriculture production preserves and protects human, animal, and natural resource capital today and in the future. In order to meet global population growth, anticipated to be 9.7 billion by 2050,

CEO Council members call on companies across the food and agriculture supply chain to join with them to embed the following sustainable practices as part of their business models.

Our companies commit to the following three actions, followed by specific opportunities for collective action:

1. **Improve livelihoods, productivity, and resiliency through more sustainable practices.**

   a. Create a company culture of sustainability through CEO leadership and in-house employee-training programs.

   b. Use science to inform our actions, decisions, practices, and technologies to continue gains in efficiency and productivity, cut food loss and waste, and improve environmental benefits and natural resource conservation.

c. Use data and create support tools to enhance farm-based decision making, increase sustainability and resiliency, and enhance livelihoods.

d. Work to support the United Nations Sustainable Development Goals.

2. Engage customers and consumers through transparent communications around food and agriculture.

a. Inform public discussions about environmental and social impacts and benefits of sustainable food and agriculture systems.

b. Improve consumer access to information about food and agricultural sustainability practices.

c. Develop partnerships and create programs to measure progress and provide transparency through on-farm data and stories.

d. Inform customers and consumers about the environmental, social, and financial cost of food waste and encourage actions to reduce waste.

3. Increase collaborative decision making across the food and agriculture supply chain.

a. Promote public-private partnerships and collaborative decisions to help achieve sustainability and resilience across the supply chain.

b. Work with certified crop advisors and farmer-facing organizations to deliver actionable opportunities that help farmers improve resiliency to climate change.

c. Support increased public funding for sustainable-agriculture research.

Executive Summary



Overview

The United States enjoys one of the most abundant, diverse, safe, and affordable food supplies in the world. American consumers on average spend just 9.9 percent of their income on food.[a] The ability to produce and deliver a diverse and economical food supply is due in large part to a history of U.S. innovation and ingenuity that begins on the farm and extends through the food and agriculture value chain. With global population growth anticipated to reach 9.7 billion by 2050, competition for land use will intensify and finite natural resources will increasingly be strained. According to the Global Harvest Initiative, agricultural yields must double by 2050 to meet population demands.[1]

[a] According to USDA Economic Research Service, the average share of per capita income spent on food fell from 17.5 percent in 1960 to 9.9 percent in 2013.

This population growth is happening in the face of slowing productivity improvements in developed countries and productivity stagnation in the lowest-income countries.

Food and agriculture producers are increasingly challenged to minimize environmental impacts, use fewer resources, and continue to increase efficiency and productivity while reducing costs. The population and resource challenges are exacerbated by changing climate and weather extremes as well as water scarcity, which further strain global food and agriculture supply chains. There is a clear need to produce and deliver enough food for a growing population while addressing local environmental issues, like soil health and water quality, and mitigating and adapting to climate change. To address these complex problems and meet increased global demands for food, governments at all levels must work collaboratively with all stakeholders in the food and agriculture value chain, including nongovernmental organizations.

The CEO Council on Sustainability and Innovation (the Council) recognizes that the U.S. food and agriculture industry has a long record of innovation and sustainability. But as these challenges evolve, the industry can and must do more to address food security, increase resilience of food and agriculture systems, and improve sustainability. Through collective actions, continuous advances in innovation, and more collaborative decision making, the Council is working together to share concrete successes to inspire other companies across the food supply chain to take action.

Sustainability Defined

The Council defines sustainable food and agriculture supply chains as encompassing the three pillars of sustainability: social, economic, and environmental. Sustainable food and agriculture production preserves and protects human, animal, and natural resource capital today and in the future. Through our collective actions, we embrace these principles of sustainability to meet the needs of the present without compromising resources for future generations.

Global Backdrop

A recent report by the World Economic Forum[2] on the most significant long-term global risks facing all nations highlights concerns about food security and agricultural productivity, particularly in the face of climate change, extreme weather events, water crises linked to water scarcity, and population growth. The report also notes that vulnerability to climate change threatens not just low-income and climate-vulnerable countries, but G-20 countries, including the United States and other large agricultural producers with social, economic, and environmental impacts and related food security risks.

The world's governments are grappling with many of the same issues—climate change, water scarcity, and food insecurity—and through various international forums have identified the need for collective global action. Agreement on agendas and roadmaps for action related to sustainable development and greenhouse gas emission reductions were achieved in 2015 by a majority of the world's countries. The 193 member states of the United Nations (U.N.) unanimously adopted a 2030 Agenda for Sustainable Development in 2015, including 17 Sustainable Development Goals (SDGs).

The Council embraces the intent of the SDGs and supports their realization. Food and agriculture are central to many of the SDGs and are essential to healthy lives and people who are free from hunger and have economic stability. Improved health, well-being, and livelihoods also depend on reduced environmental impacts and natural resource conservation and protection, underscoring the importance of sustainable food and agriculture supply chains.

Also in 2015, 196 world leaders adopted the Paris Agreement during negotiations of the U.N. Framework Convention on Climate Change (UNFCCC) at the 21st Conference of the Parties (COP21). The COP21 Paris Agreement defines an international framework to respond to the threat of climate change and will require significant additional actions by countries to achieve this goal. The presence and participation of major companies and the private sector in the food and agriculture supply chain at COP21 signaled the high level of commitment and dedication to join with public partners and civil society to mitigate and adapt to climate change.

The CEO Council on Sustainability and Innovation

As CEOs of global companies in the food and agriculture value chain, we have come together in recognition that collective efforts are required to address these urgent and increasing threats to food security. The magnitude of the global challenges we face demands our immediate attention; by working together, we can accomplish significantly more than any of us can do on our own. We are committed to instilling sustainability, innovation, and collaborative decision making into our corporate cultures and supply chains.

The following are members of the CEO Council on Sustainability and Innovation:

- John A. Bryant, Chairman and Chief Executive Officer, Kellogg Company
- James C. Collins Jr., Executive Vice President, DuPont
- Jeffrey M. Ettinger, Chairman and Chief Executive Officer, Hormel Foods
- Chris Policinski, President and Chief Executive Officer, Land O'Lakes
- Jeff Simmons, President, Elanco

In addition to sharing our own activities, we call on leaders from other major food and agribusinesses to join us in advancing innovative sustainability strategies in three action areas: sustainable productivity, transparency, and collaborative decision making. We believe these action areas provide a framework to help industry, working in partnership with other sectors, to sustainably improve food and agriculture productivity while supporting global initiatives, like the U.N. Sustainable Development Goals and the UNFCCC Paris Accords.

This report highlights concrete actions our companies are taking to continuously address new and changing threats to food security and sustainability. The objective of sharing these success stories is to inspire other companies to take bold actions to boost innovation and foster public-private partnerships. Sustainability is a journey brought to life through action and partnership, and we hope others in the food and agriculture supply chain will join us in this critical endeavor.

CEO Bios and Company Profiles



John A. Bryant

MEMBER, CEO COUNCIL ON SUSTAINABILITY AND INNOVATION

CHAIRMAN AND CHIEF EXECUTIVE OFFICER KELLOGG COMPANY

John Bryant has been chairman of the board of Kellogg Company since July 1, 2014. In this role, he also chairs the executive committee of the board. Bryant was named president and chief executive officer in January 2011. He has been a member of Kellogg Company's board of directors since July 2010. Bryant joined Kellogg Company in 1998 and has held a variety of roles, including chief financial officer; president, North America; president, international; and chief operating officer before becoming chief executive officer. Bryant serves as a trustee of the W.K. Kellogg Foundation Trust and is also on the board of directors for Catalyst, the Consumer Goods Forum, and Macy's, Inc. Mr. Bryant received a degree from the Australian National University and an MBA from the Wharton School of the University of Pennsylvania.

ABOUT KELLOGG COMPANY

At Kellogg Company (NYSE: K), we strive to make foods people love. This includes our beloved brands—Kellogg's®, Keebler®, Special K®, Pringles®, Kellogg's Frosted Flakes®, Pop-Tarts®, Kellogg's Corn Flakes®, Rice Krispies®, Cheez-It®, Eggo®, Mini-Wheats®, and more—that nourish families so they can flourish and thrive. With 2015 sales of $13.5 billion and more than 1,600 foods, Kellogg is the world's leading cereal company; second-largest producer of cookies, crackers, and savory snacks; and a leading North American frozen foods company. Through our Breakfasts for Better Days™ global hunger initiative, we've provided more than 1.4 billion servings of cereal and snacks to children and families in need around the world. To learn more, visit www.kelloggcompany.com or follow us on Twitter @KelloggCompany, YouTube, and on *Social K*, our corporate blog.



James C. Collins Jr.

MEMBER, CEO COUNCIL ON SUSTAINABILITY AND INNOVATION

EXECUTIVE VICE PRESIDENT **DUPONT**

James C. Collins Jr. is executive vice president at DuPont. He has responsibility for the DuPont Agriculture segment: DuPont Pioneer and Crop Protection. He joined DuPont as an engineer in 1984 and began his career in DuPont Manufacturing. In 1993, he joined the Agriculture Sales and Marketing Group as a sales representative and product manager. Since 2004, Collins has served in top leadership roles across numerous divisions of DuPont including DuPont Crop Protection, Acquisition and Integration of Danisco, DuPont Industrial Biosciences, Performance Materials, and Electronics and Communications. He was named to the position of executive vice president in December 2014. He currently serves on the board of trustees of the Hagley Museum and Library and on the technical advisory committee for the National Renewable Energy Laboratory. A supporter of youth education and leadership, Collins serves on the executive board of the Chester County Council Boy Scouts of America. Mr. Collins studied at Christian Brothers College in Memphis, Tenn., and received his B.S. in Chemical Engineering. He also received his MBA from the University of Delaware in Marketing.

ABOUT DUPONT

DuPont (NYSE: DD) has been bringing world-class science and engineering to the global marketplace in the form of innovative products, materials, and services since 1802. The company believes that by collaborating with customers, governments, nongovernmental organizations, and thought leaders, it can help find solutions to such global challenges as providing enough healthy food for people everywhere, decreasing dependence on fossil fuels, and protecting life and the environment. For additional information about DuPont and its commitment to inclusive innovation, please visit www.dupont.com.



Jeffrey M. Ettinger

MEMBER, CEO COUNCIL ON SUSTAINABILITY AND INNOVATION

CHAIRMAN AND CHIEF EXECUTIVE OFFICER **HORMEL FOODS**

Jeffrey M. Ettinger is chairman of the board and chief executive officer at Hormel Foods. Ettinger joined Hormel Foods in 1989 and has served in a variety of roles, including senior attorney, product manager for Hormel® chili products, and treasurer. In 1999, he was named president of Jennie-O Turkey Store—the largest subsidiary of Hormel Foods, based in Willmar, Minnesota. He was appointed CEO in 2005 and continues to oversee all corporate administrative functions, including finance, mergers and acquisitions, legal, research and development, supply chain, and human resources. He serves on the boards of the Toro Company, Ecolab, North American Meat Institute, Grocery Manufacturers Association, the Hormel Foundation, the Hormel Institute, and the Minnesota Business Partnership. Ettinger is a native of Pasadena, Calif., and holds a Bachelor of Arts degree and law degree from the University of California, Los Angeles. He served as law clerk for the Honorable Arthur Alarcón, U.S. Court of Appeals, 9th Circuit. Ettinger attended the Program for Management Development at Harvard Business School.

ABOUT HORMEL FOODS

Hormel Foods Corporation, based in Austin, Minnesota, is a multinational manufacturer and marketer of consumer-branded food and meat products, many of which are among the best known and trusted in the food industry. Hormel Foods—which leverages its extensive expertise, innovation, and high competencies in pork and turkey processing and marketing to bring branded, value-added products to the global marketplace—celebrates its 125th anniversary in 2016. The company is a member of the Standard & Poor's 500 Index, S&P 500 Dividend Aristocrats, and was named one of "The 100 Best Corporate Citizens" by Corporate Responsibility Magazine for the seventh year in a row. Hormel Foods also received a perfect score on the 2016 Human Rights Campaign's Corporate Equality Index, was recognized on the 2015 Best for Vets Employers List by *Military Times*, and was named one of 2015's 40 Best Companies for Leaders by *Chief Executive* magazine. The company enjoys a strong reputation among consumers, retail grocers, foodservice, and industrial customers for products highly regarded for quality, taste, nutrition, convenience, and value. For more information, visit www.hormelfoods.com.



Chris Policinski

MEMBER, CEO COUNCIL ON SUSTAINABILITY AND INNOVATION

PRESIDENT AND CHIEF EXECUTIVE OFFICER **LAND O'LAKES**

Chris Policinski has more than 35 years of experience in the food industry. He joined Land O'Lakes, Inc. in 1997 and was appointed president and CEO in 2005. Prior to joining Land O'Lakes, he held leadership positions with Kraft General Foods, Bristol-Myers Squibb, and the Pillsbury Company. Policinski serves on the boards of several industry groups, including the Grocery Manufacturers Association, the U.S. Global Leadership Coalition, and the National Council of Farmer Cooperatives, and he is involved in local community boards, including as a trustee of the University of Minnesota Foundation. Policinski is also a member of the boards of Xcel Energy and Hormel Foods. Policinski earned his MBA from New York University and his undergraduate degree from the University of Notre Dame.

ABOUT LAND O'LAKES

Land O'Lakes, Inc., one of America's premier agribusiness and food companies, is a member-owned cooperative with industry-leading operations that span the spectrum from agricultural production to consumer foods. With 2015 annual sales of $13 billion, Land O'Lakes is one of the nation's largest cooperatives, ranking 203 on the Fortune 500. Building on a legacy of more than 94 years of operation, Land O'Lakes today operates some of the most respected brands in agribusiness and food production, including LAND O'LAKES® Dairy Foods, Purina Animal Nutrition, and Winfield Solutions. The company does business in all 50 states and more than 60 countries. The Land O'Lakes, Inc., corporate headquarters are located in Arden Hills, Minnesota. www.landolakesinc.com.



Jeff Simmons

MEMBER, CEO COUNCIL ON SUSTAINABILITY AND INNOVATION

PRESIDENT ELANCO

Jeff Simmons has served as president of Elanco, the animal health division of Eli Lilly and Company (NYSE:LLY), since 2008. As part of this role, he is also a senior vice president and executive officer of Lilly. In more than two decades with the company, Simmons has held a number of sales, marketing, and management positions, in the United States and abroad, including serving as country director in Brazil and director for West Europe. These international experiences offered Simmons a new perspective on food and agriculture and gave him a deep conviction about the need for solutions to global food security. Simmons has become an active advocate for the role technology plays in sustainable, efficient production of safe, affordable meat, dairy, and eggs. He has published white papers on this topic, most recently, the ENOUGH report, and actively engages in food-security discussions on Twitter @JeffSimmons2050. Simmons has held numerous leadership positions, including past board member of Chiquita Brands and former president of the International Federation of Animal Health. Simmons grew up on a vineyard in upstate New York and holds a bachelor's degree in agricultural economics from Cornell University.

ABOUT ELANCO

At Elanco, we provide those who raise and care for animals with solutions that empower them to advance a vision of food and companionship that enriches life. We have a responsibility to be the steward of a healthy animal, providing innovations, turning data into knowledge, and supporting practices that improve and protect animal health. With a growing global population, the need to meet the demand for safe, affordable food for all also climbs. Pets are playing increasingly important parts of our families. Helping them live longer, healthier, higher-quality lives is more important than ever. We understand the powerful role healthy animals play in making lives better. Since our start at Eli Lilly and Company in 1954, Elanco has been working to empower our customers—from veterinarians to food producers to all those concerned with animal health—to address these global challenges. We strive to develop and deliver products safe for consumers, animals, and the environment through innovation and a shared vision to enrich the lives of people worldwide. Elanco also has a commitment to end hunger for 100,000 families globally through a partnership with Heifer International, and breaking the cycle of hunger in 100 communities around the globe.

Background



The 21st century has ushered in remarkable events that have touched every corner of the globe. The world has seen new feats of space exploration, astounding technological developments in computing and communications, and a new era of global travel and commerce—but the world has also seen war and devastation from natural causes. Food production and availability in some areas of the world has flourished and the average human lifespan has increased. In other areas, poverty and hunger is widespread and regular access to food and medical attention remains limited and inconsistent.

Agricultural productivity directly contributes to food security and economic growth. The Green Revolution of the last century significantly increased agricultural production globally. Advances in fertilizers, pesticides, cropping systems, and plant breeding led to increased crop productivity and reduced losses to pests and diseases. Increased productivity also reduced land-conversion pressures by requiring fewer acres to be converted for food production. The Green Revolution created more efficient food production systems to feed the growing population of the world, overcoming predictions that food production would be unable to fully support this growth without significant additional conversion of forested and natural lands for crop and animal production.

Global population growth from 1960 to the present more than doubled—from approximately 2.9 billion to more than seven billion people. During this period, global agricultural production succeeded in meeting the demands of population and income growth by almost tripling. While poverty and hunger still exist, the proportion of people suffering from hunger has dropped by 50 percent since the 1960s, from more than one in three people to one in six, even while the world's population doubled.[3]

But there have been some drawbacks as well. Green Revolution advances had some unintended and unforeseen consequences that have become apparent over time. These include soil erosion due to new land preparation and harvesting techniques and equipment, leaching of fertilizers and pesticides into surrounding waters, and increased use of irrigation from aquifers putting pressure on water supplies. Faced with these impacts, the public and private sectors have been working together to sustainably address issues of water quality and quantity, enhanced nutrient utilization by plants and feed efficiency for livestock, and the development of targeted agronomic practices and delivery systems that increase the efficacy and uptake of fertilizers, pesticides, and herbicides and that reduce impacts to the environment.

Our companies are continually innovating to ensure productivity increases, economic viability, worker health, community vitality and well-being, and good environmental outcomes. All actors in the agricultural supply chain—from farmers and ranchers to consumer-facing food companies—recognize the value of stewardship at the farm and beyond, and all are collectively working to improve the sustainability of the supply chain's footprints. The successes of the last century in many ways highlight what is possible from these collective achievements, but the dawn of the 21st century has brought complex new challenges as well.

Global population growth is straining the finite natural resources of the planet at the same time that the planet is experiencing climate change and severe weather events. A growing middle class in many areas of the world is seeking more animal protein in their diets, further straining natural resources.[4] For our companies, the challenge to feed and nourish the growing populace is great. A collective response will benefit from significant advances in technology and communications, but climate and weather variability will exacerbate scarcity and access problems that even the best planning may not fully equip us to overcome.

The Council recognizes that the U.S. food and agriculture industry has a long record of innovation and sustainability. But as these challenges evolve, the industry can and must do more to address food security, increase resilience of food and agriculture systems, and improve sustainability. Through collective actions, continuous advances in innovation, and more collaborative decision making, the Council is working together to share concrete successes to inspire other companies across the food supply chain to take action.

Where We Are Today

Each company in the Council recognizes that the industry faces a unique set of circumstances that demand not just continued progress in sustainable food and agricultural production, but a new level of effort and innovation.

We are proud of our companies' histories—our ability to deliver the kinds of high-quality, safe, affordable, nutritious food that customers desire and our ability to respond to the changing needs and demands of families, lifestyles, and society. We embrace the significant interest of our customers and consumers in knowing more about their food and how it is produced. We welcome greater interactions and transparency to share our innovation and sustainability stories with our consumers and customers. By engaging in a constructive and productive dialogue with consumers and customers, we hope to better articulate our sustainability efforts and commitments to do even more in the future to improve the sustainability of global food and agriculture through our individual and collective actions.

As we respond to external challenges, it is our hope that this report will inspire other companies to join us in increased collaboration, communication, and innovation as we strive to expand our food and agriculture sustainability efforts. Through our collective and shared efforts, we can scale what might otherwise seem like monumental obstacles, and learn from each other in the process.

As members of the Council, our companies have assessed strategies and best practices for meeting future demands and for achieving sustainability across the span and breadth of our global supply chains. This document shares some of these strategies and practices, with the intent to engage others in the food and agriculture supply and value chains. We hope the information will help others learn from our experiences and that we in turn can learn from others, including all partners and stakeholders in food and agriculture supply chains, including our customers and consumers. By doing so, we hope to embed the concepts and realities of practices that foster continuous improvement into supply chains so that we can more rapidly replicate and scale sustainable outcomes.

This report is divided into three sections reflecting the action areas that Council members are focused on to advance innovative sustainability strategies:

- **Sustainable Productivity**
- **Transparency**
- **Collaborative Decision Making**

Action Area 1 – Sustainable Productivity



Improving livelihoods, productivity, and resiliency through more sustainable practices

- Create a company culture of sustainability through CEO leadership and in-house employee-training programs.
- Use science to inform our actions, decisions, practices, and technologies to continue gains in efficiency and productivity, cut food loss and waste, and improve environmental benefits and natural resource conservation.
- Use data and create support tools to enhance farm-based decision making, increase sustainability and resiliency, and enhance livelihoods.
- Work to support the U.N. Sustainable Development Goals.

Achieving sustainable productivity is critical to our industry's long-term success, and more must be done to address this challenge. Global commerce has increased significantly in past decades, natural resources are being utilized at unsustainable rates, and many new and emerging risks exhibit regional differences that demand differentiated responses.

The risks are complex and overlapping; for instance, population growth is anticipated to be highest in those areas experiencing the greatest impacts from climate change. Very often these are developing countries already challenged by food security, water scarcity, and poverty. But the impacts will also increasingly challenge the abilities of developed nations to accommodate population growth, climate change, water quality, and water-scarcity issues, and increase strains on soil health, natural resources, biodiversity, and other important environmental and health indicators.

To achieve sustainability in the long-term, we must work together to leverage resources, knowledge, and impacts. Everyone in the supply chain must be engaged.

In this section, we highlight examples that our companies have undertaken and will continue to develop to sustainably increase productivity while improving the livelihoods of people and communities across the supply chain. Invariably, increased sustainability leads to increased resiliency to many of the same challenges we are striving to address.

Create a company culture of sustainability through CEO leadership and in-house employee-training programs.

As CEOs with a strong commitment to sustainability, we are working to ensure that sustainability is a core part of our companies' missions and culture. Our companies have adopted ambitious sustainability commitments that we recognize can only be attained with the help of our entire workforce and all actors in our supply chains. By embedding sustainability into our corporate cultures, we are raising the collective consciousness of our employees about what sustainability is, why it is important, and how each of us can contribute to sustainable outcomes. And by communicating with and including our stakeholders and customers, we are both amplifying and extending the collective reach of our efforts.

As an example, Hormel Foods has embedded corporate responsibility into the company's mission, vision, and values through a platform called Our Way. This platform includes the company's commitment to its employees, consumers, philanthropic efforts, the environment, and communities. Training programs, such as the company's biennial Environmental Engineering Conference, further embed the culture of sustainability. The purpose of the conference is to celebrate accomplishments while focusing on the advancement of environmental programs that exceed internal and external stakeholder expectations. In addition to environmental engineers from across the company, company leaders attend and participate.

Our collective engagement in the Council is just one example of many sustainability initiatives and ventures in which we participate. Some others include the Consumer Goods Forum, the Field to Market: The Alliance for Sustainable Agriculture, the Sustainability Consortium, the Innovation Center for U.S. Dairy: Dairy Sustainability Alliance, and the World Business Council on Sustainable Development: Climate Smart Agriculture.[b]

To continuously improve and to exceed stakeholder expectations for sustainability, we commit to continue to participate and contribute to sustainability initiatives that deliver real progress and to which we can substantially contribute. These initiatives must ultimately meet the needs of our consumers and customers, as well as the needs of future generations.

[b] See Appendix 1 for a complete list of sustainability initiatives our companies are engaged in.

Use science to inform our actions, decisions, practices, and technologies to continue gains in efficiency and productivity, cut food loss and waste, and improve environmental benefits and natural resource conservation.

We are reducing our environmental footprints to minimize the impact of our companies and our supply chains on the planet and on natural resource utilization. We are also developing solutions and innovations to help our customers and supply chains replicate these efforts and reduce their own environmental footprints. Our companies have set ambitious goals to reduce energy consumption and use, and to reduce greenhouse gas (GHG) emissions. We are also working to reduce water use associated with our operations and to improve water-quality impacts, and we are striving to minimize food loss, food waste, and product packaging. To ensure that we are meeting these goals, we have adopted metrics to measure our progress and regularly report our successes.

For example, in some of our own buildings and for our customers and supply chains, we have developed technologies and materials to replace nonrenewable energy with energy from renewable sources, and we have improved efficiency by optimizing energy generation and distribution at our facilities. Additionally, we have set ambitious targets to continue reducing GHG emissions within our own operations and from our suppliers.

For the agricultural sector, we help farmers and ranchers produce more food with fewer inputs and reduced GHG footprints, and we engage in collaborative partnerships to promote programs and practices to increase sustainable outcomes. Innovative irrigation practices and technologies, integrated pest management, feed efficiency, and improved animal care and genetics have increased productivity while utilizing less water, less energy, and fewer inputs. Water-efficiency improvements and recycling have dramatically reduced water consumption across our operations.

As we deploy these sustainability measures across our supply chains, we transfer knowledge and enable their adoption on a global basis, thereby helping to achieve our goals. We commit to continuously improve on these measures and actions in the future as we learn more from each other and as we face new challenges and opportunities yet to emerge.

WINFIELD U.S., A DIVISION OF LAND O'LAKES INC., PARTNERSHIPS AND AG TECH TOOLS HELP FARMERS BECOME GOOD STEWARDS OF THE LAND

Farmers in the Midwest face a tough challenge: continuing to increase productivity and crop yields while preserving and protecting soil and water resources. As a farmer-owned cooperative, Land O'Lakes, Inc., has a unique obligation to help our customers—who are also our owners—be sustainable. It's in our DNA to help growers optimize production while reducing the impacts of agriculture on the environment.

Winfield U.S., our leading provider of seed, crop-protection products, and agronomic expertise, is bringing new science to precision agriculture and conservation planning through a variety of partnerships with our member cooperatives, government, and nongovernmental organizations as well as leveraging our investments in ag technology. These include precision ag tools that assess crop growth and development, monitor crop health with satellite imagery, provide access to the latest crop- and soil-modeling tools, and advise growers making in-season adjustments to their management plans.

Winfield U.S. is engaged in two public-private partnerships under the U.S. Department of Agriculture (USDA), National Resource Conservation Service and Regional Conservation Partnership Program, which received funding through the 2014 Farm Bill. This collaboration will provide farmers in Iowa and Indiana with financial, educational, and agronomic resources as they strive to make critical improvements in water quality.

In Indiana, Winfield U.S. is partnering with the Nature Conservancy, Conservation Technology Information Center, Field to Market: The Alliance for Sustainable Agriculture (FTM), and Ceres Solutions, a Land O'Lakes member cooperative, to protect water and soil quality in the Big Pine Watershed. Ceres Solutions members touch a large part of the 209,000 acres of Big Pine Watershed land. To reduce their environmental impact, members will work with Ceres Solutions and Winfield U.S. employees to implement a combination of best practices, including nutrient management and planting cover crops. Ceres Solutions agronomists will use Winfield's leading data-collection and agronomic decision-making tools to inform nutrient-management plans and to improve nutrient-use efficiency.

As members of FTM, Land O'Lakes and Winfield U.S. have front-row seats to emerging sustainability tools, including FTM's Fieldprint® Calculator. The Big Pine Watershed project will also incorporate use of the FTM Fieldprint Calculator to measure for eight sustainability metrics at the field level, including water quality and soil conservation.

While improving soil health and water quality are important goals for Land O'Lakes and Winfield U.S., we are also working to promote and protect pollinators and pollinator habitats across the United States. Nearly one out of every three bites of food in Americans' diets depend on pollinators. Winfield U.S. is educating farmers and their agronomic advisors on best management practices that reduce the chance for incidental pollinator exposure to crop-protection products both at planting and during the cropping season. We are actively engaged in honeybee health research and nutrition research through our Purina division, and we have joined with beekeepers, growers, researchers, and others as founding members of the Honey Bee Health Coalition. The coalition was formed to improve the health of honeybees, as they are critical participants in the food and agricultural production system.

We also are part of the Monarch Collaborative, which is working to identify how partnerships in the farming and ranching communities can support and enhance habitats for a sustainable monarch population. Winfield U.S. has included pollinator- and/or butterfly-friendly plants in our community garden plots and will be including them at our company facilities as well to encourage habitat protection and pollinator reproduction.

Land O'Lakes and Winfield U.S., through strategic partnerships and using state-of-the-art ag-technology tools, will continue working to help our farmers protect an ever-changing planet, just as they always have.

ELANCO IMPROVES DAIRY PRODUCTIVITY

By 2050, the demand for protein will rise by 60 percent as the global population swells to more than nine billion. But even now, protein production is not keeping up with global nutrition demands.

To meet demand sustainably, we have to place a premium on the well-being of animals. With new animal diseases emerging around the globe and a climate that is becoming more volatile, animals are experiencing more stress, leading to an increase in health issues that diminish productivity and increase environmental impacts.

Simple innovations like improving water and feed quality or better controlling animal diseases that improve herd health would make a significant difference in many countries. For example, utilizing animal health products that control mastitis, a disease responsible for about a 3 to 4 percent decrease in milk yield losses each year, will ensure that cows remain in production—which is critical to reducing environmental impacts per each dairy serving. But while dairy productivity has doubled in the past 50 years, it is not keeping pace with a growing global population and demand. We now have 14 percent less milk per person than we did 50 years ago. Based on our current productivity trends, by 2050 nearly half the population, or 4.5 billion people, won't be able to meet their daily dairy nutrition needs.

On the current path—with the same productivity and cow-herd growth rates—the planet would need to have almost 40 million more dairy cows in 2050 to meet global needs. Without modern production technologies that improve global herd health and productivity, Elanco estimates the world would need 104 million more cows to meet projected demand. Using all resources to improve herd health, though, can fill the gap and freeze the footprint of milk production.

Today, on average, cows around the world produce about two gallons, each day. In high-producing countries, they produce seven to eight gallons or more. Closing the global gap is within reach. All it takes to meet this growing global demand is for every cow to increase her annual production by 4.75 ounces a day. That would mean the world could avoid the need for 66 million cows in the future.

That could mean:

- 747 million fewer tons per year of global dairy feed—enough to fill the Empire State Building 6,053 times.
- 388 million fewer acres of land—roughly as big as the state of Alaska.
- 618 billion gallons less water each year—enough to supply the annual domestic in-house water needs of the 11 largest U.S. cities or the annual consumption of the three most populous European countries—Germany, France, and the United Kingdom—combined.

To change the way the world farms and eats in 2050, the world has to change the way it acts today.

HORMEL FOODS USES TECHNOLOGICAL ADVANCEMENTS TO PRODUCE SUSTAINABLE PRODUCTS

Throughout our 125-year history, Hormel Foods has placed a great emphasis on continuous improvement, such as utilizing cutting-edge technology to reduce our nonrenewable energy use, water use, and GHG emissions. We've also used innovative technological advancements that enhance the attributes of our products and help us meet our corporate-responsibility goals.

For example, more and more consumers today are seeking minimally processed, preservative-free foods. We developed Hormel® Natural Choice® products by pioneering the use of high-pressure processing (HPP). HPP is a USDA-approved process that uses safe, natural water pressure to eliminate potential pathogens and food-spoilage organisms in a variety of foods. This technology keeps the products tasting great without the need for added preservatives or artificial ingredients. In 2011, we added guacamole dips to our portfolio of foods prepared using HPP. In addition, we have extended the use of HPP to key turkey products.

As a member of the Grocery Manufacturers Association, we support the Food Waste Reduction Alliance's efforts to reduce food waste by half by 2020 based on 2016 levels. Stakeholders, such as the Food and Agricultural Organization, believe reducing food waste is key to meeting global needs by 2050. Our actions to help meet this goal include donating food and recycling unavoidable food waste by diverting it from landfills whenever possible. HPP also plays a key role for our company in reducing food waste by providing a 50 percent longer shelf life for products.

Hormel Foods will continue to look for applications where HPP can enhance key product attributes, extend shelf life, and make a positive impact to food-waste-reduction efforts.

Use data and create support tools to enhance farm-based decision making, increase sustainability and resiliency, and enhance livelihoods.

To continue to meet the food security needs of a growing world population in the face of new and emerging risks, the agriculture sector needs more tailored support systems than ever before. Farmers in every region need information and materials to support the adoption of management practices that increase their resiliency to climate change and accompanying severe weather events. Droughts in some regions and high-wind and high-precipitation events in others can lead to soil erosion and lost productivity for crops and livestock.

Adaptation to changing weather and temperature patterns can require shifts in crop and seed selection, crop rotations, and livestock production and management systems. Plant and animal productivity is affected by temperature changes, including fluctuations in temperature that deviate from typical patterns. Seed germination is sensitive to soil moisture and temperature, as well as to daily temperature fluxes and overnight temperatures.

To reduce negative impacts to productivity and to ensure necessary increases in productivity, farmers and ranchers need more sophisticated tools and products to adapt to these changes. Our companies recognize this and are working to provide the sector with the tools to make informed, science-based decisions that make economic and environmental sense for producers, their workers, and their communities. We commit to sharing successes and solutions so that we can continue to meet the needs of agricultural producers and our partners and peers, while contributing to the creation of communication systems that can evolve and deliver solutions as quickly as the challenging circumstances evolve.

Regional differences in weather, climate, soils, crops, crop rotations, and production systems require decision support systems tailored to the needs and circumstances of farmers and ranchers in those areas. Additionally, actions or practices that benefit one area of concern can conflict with another area of concern. For instance, some actions that might reduce emissions of GHG from crop production can increase nutrient leaching into nearby water supplies, so while climate change might be mitigated by those actions, water quality could be adversely impacted. Real-time science-based tools to help producers navigate competing needs and resource concerns are critical to understanding trade-offs and ensuring sustainable outcomes.

Our companies use data-rich tools to enable producers to make decisions based on their unique production systems and locations. Increasingly, these tools are being tailored to a farmer's fields, crops, and soils, providing prescription information to maximize beneficial impacts and track and document outcomes. These tools are good for farmers, the environment, communities, and society, and we commit to improve and deploy them as needed to deliver sustainable solutions and outcomes.

Tools that signal or diagnose pest or disease outbreaks in real time and define the location and extent of impact allow a farmer to target treatments and treatment areas rather than broadcasting applications, which can be inefficient and costly. Tools like this can not only allow pests to be identified and more quickly contained, but they can minimize necessary treatments and associated economic and environmental impacts while reducing crop or animal losses. Fewer inputs and reduced losses translate into increased productivity, less waste, better economics, and more sustainable outcomes.

New smart-irrigation and soil- and water-management technologies can include soil-moisture sensors, variable-rate irrigation, subsurface-drip irrigation, and controlled-ag drainage systems. Each of these techniques can help growers precisely match the supply of water in the crop root zone to crop requirements for optimum production and water-use efficiency. Fertigation—delivering crop nutrients through irrigation water—allows growers to spoon-feed the crop nutrients where and when it is needed throughout the growing season to optimize yields and improve nutrient-use efficiency. Optimizing water and fertilizer-use efficiency both contribute to reducing the carbon footprint, energy use, and GHG emissions associated with crop production. Practices such as no-till, reduced-till, and cover crops can improve soil health, increase soil-moisture infiltration and retention, increase soil organic matter, and act as a sink for sequestering atmospheric carbon in agricultural soils.

By helping farmers make real-time decisions that increase sustainable outcomes and help them adapt to natural resource pressures and climate change, we are helping to increase the resiliency of the sector and society to the challenges of climate change and natural resource competition. As we learn from our own experiences and those of our partners and peers, we intend to create efficient feedback loops to ensure that our efforts in the future are sustained and amplified.

DUPONT INFORMATION SYSTEMS TO PROVIDE TIMELY AND VALUABLE INFORMATION TO FARMERS

Details about soil health and on-farm production methods are being linked with information systems like never before, providing new insights into on-farm sustainability and resilience. These systems are transforming the efficiency of agricultural input use. To that end, DuPont has developed several systems that give farmers a timely look at crop development and utilization of key nutrients like nitrogen, as well as a detailed view into soils, including soil depth, texture, organic-matter content, and water-holding capacity.

Agronomists and researchers from DuPont Pioneer worked with data scientists to create powerful analytics models that provide a real-time window of insight to help farmers make more informed management decisions about their operations. These models combine decades of agronomy research with new technologies like wireless-data transfer. Through collaboration with the University of Missouri and the USDA's Agricultural Research Service, the services give farmers an advanced view into critical soil-health factors that can improve sustainability.

Other systems give producers the opportunity to target crop-protection applications. Pests can significantly reduce agricultural yields and quality. Most farmers rely on inefficient calendar-spraying and other pre-established programs that produce mixed results. But DuPont developed a network that monitors pest populations and their movements and offers real-time warnings to farmers, resulting in crop-protection measures that are targeted for maximum benefit. Tested against conventional growing methods in Italy, results included improved yield and crop quality, economic savings for farmers, and a reduction in water consumption and GHG emissions.

Work to support the U.N. Sustainable Development Goals.

The United Nations (U.N.) Sustainable Development Goals (SDGs) define global priorities and aspirations for 2030, building on the Millennium Development Goals that ended in 2015. The 17 SDGs represent a new way to frame the actions underway by governments, institutions, and companies to foster collective action and provide an opportunity to address sustainable-development issues.

Governments worldwide have agreed to these goals, and now it is time for business to take action. The following are two examples of how our companies are endorsing the SDGs.

Kellogg has a number of efforts underway to address hunger relief, food security, equality, and the impacts of climate change. Our work aligns to three SDGs, SDG 2: end hunger, achieve food security and improved nutrition, and promote sustainable agriculture; SDG 5: achieve gender equality and empower all women and girls; and SDG 12: ensure sustainable consumption and production patterns. In support of the U.N. launch of the SDGs, Kellogg announced in September 2015 the following new commitments that we will achieve by 2030:

- *Improve the livelihoods of farming families and communities who grow our ingredients by supporting the livelihoods of a half-million farmers around the world.*

- *Since the 2013 launch of our Breakfasts for Better Days signature cause, Kellogg and our employees have provided more than 1.4 billion servings of cereal and snacks to those in need, and we are committed to doing more in the months and years to come.*

- *Empower and educate women and girls in the countries in which we grow our ingredients and make our foods and ensure that government policies enable opportunity.*

- *We are committed to helping cut per capita global food waste in half at the retail and consumer level, and to reducing food losses along the production and supply chains, including post-harvest losses by 2030.*

Kellogg is working hard to help the people in our supply chain thrive, protect the land where our foods are grown and made, and address hunger today and for generations to come. As a global food company, Kellogg will continue to further drive progress toward the SDGs through engagement with governments, peer companies, and nongovernmental organizations.

DuPont announced in 2012 a set of 2020 Food Security Goals that focus on Innovating to Feed the World, Engaging & Educating Youth and Improving Rural Communities. The goals link to a number of the SDGs, including SDG 1: end poverty in all its forms everywhere; SDG 2: end hunger, achieve food security and improved nutrition, and promote sustainable agriculture; SDG 3: ensure healthy lives and promote well-being for all at every age; and SDG 5: achieve gender equality and empower all women and girls. DuPont has partnered with organizations like the U.S. Agency for International Development and 4-H to implement solutions that we hope can be duplicated and scaled up in other locations. We also track and report annually on progress toward these goals.

Action Area 2 – Transparency



Engaging customers and consumers through transparent communications around food and agriculture

- Inform public discussions about environmental and social impacts and benefits of sustainable food and agriculture systems.
- Develop partnerships and create programs to measure progress and provide transparency through on-farm data and stories.
- Improve consumer access to information about food and agricultural sustainability practices.
- Inform customers and consumers about the environmental, social, and financial cost of food waste and encourage actions to reduce waste.

The second action area the Council has identified is transparency. Our collective missions and values include our commitment to customers and consumers to deliver high-quality, safe, affordable, and nutritious food that is sustainably produced and enriches the lives of everyone in our value chains. Transparency is crucial to this effort. We need to engage our customers and consumers, and they need to continue to engage with us. A healthy dialogue around food and agriculture benefits everyone in our value chains, and helps us continue to meet the needs and desires of a diverse set of customers with equally diverse needs and tastes.

Our customers and stakeholders want to know how their food is produced, who makes it, what is in their food, and where it is from. Food is personal and important to all families, cultures, and communities. Food provides enjoyment, but it is also critical to proper health and nutrition. Sustainably produced food respects the health of the planet by protecting natural resources and maximizing the delivery of ecosystem services, such as healthy soils and clean air and water.

As food companies, it's important that we share the story of food and agriculture with all of our stakeholders. Through our brands, we have a responsibility to educate consumers about the sustainability journey of our foods—successes and challenges. We also need to raise awareness about the important role farmers have in ensuring a safe, affordable, and sustainable food supply.

Inform public discussions about environmental impacts and benefits of sustainable food and agriculture systems.

We commit to continue to publicly and transparently engage in public discussion about food and agriculture production systems locally, regionally, and globally. Our sustainability efforts are helping us to measure, document, and report these impacts at both smaller and larger scales, and as we improve the ability to collect this data, we will share it in forums that are useful and meaningful to our stakeholders and customers. Technology has dramatically changed how we communicate and learn, and the pace of change is equally as dramatic. We commit to continuously innovate to ensure that our public engagement keeps pace with consumer platforms and information-sharing opportunities.

ELANCO ENOUGH MOVEMENT

Increasingly, consumers want to know more about where their food comes from and how it's produced. Further, consumers have many questions about the use of innovation in food production. In an effort to increase accurate information about food and food choices to help consumers make informed decisions, Elanco Animal Health created the ENOUGH Movement.

The ENOUGH Movement is a global community with more than 17,000 advocates around the world dedicated to engaging on practical solutions to achieve global food security. These advocates are not just farmers and veterinarians, but doctors, dietitians, chefs, government leaders, and consumers. These advocates are putting a voice to the issues, answering questions, and sharing details about how farmers use technology in today's food production to improve the availability, affordability, and sustainability of the food supply.

Elanco knows the challenges we face to produce more food using fewer resources. We must support farmers as they make choices about practices that work best in their operations. All geographies, climates, soil types, and animals are different and require different approaches. Farm productivity directly affects food access, diversity, and nutritional quality.

People also deserve choices in food and how it's produced. But complex farming systems and practices may not be fully understood by all stakeholders and consumers. We must ensure dialogue is grounded in science-based evidence, not fear-based opinions. For more information, visit www.enoughmovement.com or visit the ENOUGH Movement on Facebook.

Improve consumer access to information about food and agricultural sustainability practices.

As part of this commitment, we will make information about our food and sustainability practices accessible and available in forums that our customers use and value. Our experience sharing information to date is equally informative to us as we learn more about the changing demands of our customers' lives and their needs, tastes, and desires. We welcome continued feedback and engagement from everyone in the value chain as we continue to collect more data and as we share it in formats that are useful and meaningful to our customers and consumers.

KELLOGG COMPANY'S OPEN FOR BREAKFAST™ PLATFORM

More than ever, people want to know what's in their food, how it's made, and what companies are doing to contribute to a better world. That's why, in 2015, Kellogg Company launched Open For Breakfast™, an open forum in the U.S. digital and social-media space to hear what's on peoples' minds and to share stories about Kellogg's® branded food. As questions come in from consumers, Kellogg responds quickly.

Using social media, we continue to tell our story and have conversations with people about what they care about—sharing facts, figures, visuals, and videos. Kellogg Company has brought to life our nutrition, community, and sustainability commitments featuring Kellogg employees, consumers, partners, and third-party experts, such as farmers, nutritionists, and teachers. This content provides a glimpse into how the company is working toward a better world through real conversations between Kellogg employees and consumers.

We have featured farmers from Michigan, Louisiana, and Illinois, all of whom send their grains to Kellogg suppliers. These farmers share how they responsibly grow their grains and sustainably manage their farms to benefit future generations.

These stories and initiatives have driven a significant amount of social engagement with more than two million views, shares, and comments in 2015, demonstrating consumers' interest in sustainability. Our highest viewed story on Open for Breakfast™ to date is from Rita Herford, a wheat grower in Michigan, who shares how she is working for safe food for families worldwide. Rita was selected in 2015 out of more than 1,000 nominees as a White House Champion of Change.

With the success of Open for Breakfast™ in the United States, Kellogg recently launched the site in other countries around the world and has plans to further expand to continue to drive transparency with our consumers about our food journey.

HORMEL FOODS ENGAGES WITH STAKEHOLDERS TO DEVELOP CORPORATE-RESPONSIBILITY COMMUNICATIONS

At Hormel Foods, corporate responsibility is engrained in our day-to-day business; it's present and a priority in everything we do. It's the foundation for which we create value for society—from the products we make, to the way we treat our employees, to the commitments we uphold to our stockholders, and to the communities in which we operate. We understand that our stakeholders want to know about our efforts, and that is why we strive to be as transparent as possible and report our goals and progress annually in our corporate-responsibility report.

The report is created by gathering feedback from employees, consumers, customers, investors, and nongovernmental organizations to understand the topics they are most interested in. From there, our company's Corporate Responsibility Council, which consists of subject-matter experts throughout the company, reviews and recommends goals and action plans to our executive Corporate Responsibility Steering Committee. The council then provides data and information for our report, which is reviewed by both the council and steering committee prior to being published. The end result is the report.

However, our transparency efforts do not stop there—we also provide updates and information on our company website, through news articles and press releases, and via our social-media posts. In addition, we respond to questions and inquiries through our sustainability@hormel.com email box.

We have learned that transparency is truly a journey—one that will constantly grow and change based on the needs and concerns of our stakeholders. Through this ongoing process, we can work together to continue to improve and to remain an outstanding corporate citizen.

Develop partnerships and create programs to measure progress and provide transparency through on-farm data and stories.

Measuring sustainability is a priority for the Council. Metrics are important to understand our starting point, to ensure that our actions are delivering the progress that we desire, and to measure how quickly we are achieving our goals and objectives. Metrics are important whether we are looking at water quality or quantity, soil health, or worker livelihoods. Having the right metrics to measure change is critical to ensure that we are using the right rulers to gauge progress.

As part of our sustainability journeys we have set goals and time lines to achieve those goals, but we are also measuring and reporting our progress to our stakeholders. Transparency in sharing our goals, our metrics, and our progress is an essential component of our relationship with our employees, stakeholders, customers, and consumers. It is a natural and central part of communicating the story of food, how it was produced, and what is in it.

Metrics are also needed to continue to create the tools and information support systems that farmers and ranchers require on the ground to sustainably produce crops and livestock within our communities. We endeavor to report on how our producers and supply chains impact water quality and quantity, soil health, biodiversity, and the many other ecological services that these stewards of the land have long delivered. And we commit to continuously strive to improve our metrics and how we measure and report them, both to provide meaningful feedback to producers but also to transparently share outcomes with the public.

LAND O'LAKES' DAIRY ON-FARM SUSTAINABILITY PROGRAM

While it may sound like a trendy buzzword, "sustainability" speaks to what we in agriculture and the food business have known for generations: Environmental stewardship is critical to our future. Consumers are becoming more concerned about where their food comes from and how it's produced.

To better help Land O'Lakes, Inc. dairy member-owners share how they take care of their animals and the land, we created a dairy on-farm sustainability program in alignment with the National Milk Producers Federation, Innovation Center for U.S. Dairy, Global Dairy Agenda for Action's Dairy Sustainability Framework, SAI Platform, and the California Dairy Quality Assurance Program. The Land O'Lakes program measures each participating farm's profile to help member-owners better understand their sustainability impact and identifies opportunities for continuous improvement.

Our program measures multiple metrics for a comprehensive profile of each farm. We use a combination of outcome- and practice-based metrics to quantify our impact and better understand the best management practices that are driving the results we see. Our main focus areas include production, GHG emissions, energy use, water use, water quality, soil quality, pest management, resource recovery, animal care, and biodiversity.

An instance of continuous improvement, for example, occurred after one member-owner compared their GHG emissions to several benchmarks and realized that their operation's energy use was high. Through our energy-efficiency service, they upgraded their lighting to LEDs, saving energy costs and reducing their GHG emissions.

For animal care, we implement the National Milk Producers Federation's Farmers Assuring Responsible Management (FARM) program. As participation is a mandatory condition, 100 percent of our members' milk supply has been verified by the FARM program.

As program participation continues to grow, Land O'Lakes can quantify its impact nationally and in specific regions. This provides transparency to customers, helping them better understand their sourcing regions, as well as meet sustainability objectives. This also creates the foundation for engaging consumers. Data-backed stories enable Land O'Lakes and its members to have a more impactful voice through farm tours, speaking engagements, and media channels.

Inform customers and consumers about the environmental, social, and financial cost of food waste and encourage actions to reduce waste.

The global issue of food loss and food waste is receiving a great deal of attention in the media and among the public and private sectors. Crops take up nutrients, minerals, vitamins, moisture, fertilizers, and other needed inputs as they grow. Their cultivation and harvesting requires care, attention, machinery, human labor, and energy. When crops are harvested, many of the nutrients and inputs are harvested with them, leaving the field and the soils depleted. This requires that these inputs be replaced, and the labor must be repeated to grow more crops. Animals require similar resources, including feed, water, housing, energy, and constant care and attention.

Foods are packaged and ready for consumers in a variety of fresh and processed formats to meet their needs. For example, corn can be dried into popcorn or animal feed; rice and wheat can be made into breakfast cereals, breads, cakes, and flours; animals can produce milk, eggs, and meat to be consumed and enjoyed in many forms. All of this requires additional labor, energy, ingredients, and packaging for safe delivery in stores and retail outlets, restaurants, schools, and homes.

If these foods are not consumed—if they are lost to spoilage or not eaten after purchase—the inputs, labor, and care of producing the food is also lost. And when uneaten food and food scraps end up in landfills, as 97 percent of food waste does[5], they produce methane, a strong GHG, as they degrade. This food loss and waste contributes to climate change both in the form of wasted inputs and in decomposition.

Approximately 40 percent of post-production food in the United States goes to waste.[6] This cycle of food loss and food waste increases the environmental footprint of food. By reducing food loss and food waste, the inputs, labor, and resources that have gone into producing the food are not lost. This not only makes economic sense, but it is an area where everyone in the food and agriculture supply chains can participate and contribute.

Through our commitment to reducing food loss and food waste, we are working to improve animal care and genetics, develop more resilient seeds and crops, better inform consumers, and develop innovative packaging, transport, and refrigeration technologies.

Action Area 3 – Collaborative Decision Making



Increasing collaborative decision making across the food and agriculture supply chain

- Promote public-private partnerships and collaborative decisions to help achieve sustainability and resilience across the supply chain.
- Work with certified crop advisors and farmer-facing organizations to deliver actionable opportunities that help farmers improve resiliency to climate change.
- Support increased public funding for sustainable-agriculture research.

Opportunities exist to improve sustainable outcomes through more collaborative decision making across the food and agriculture supply chain. Collaborative decision making can be a challenge, especially among independent companies with different goals and incentives. Yet we see it as a highly valuable approach to share and transmit ideas, strategies, and technologies to help replicate and scale sustainability and sustainable outcomes across the food and agriculture supply chains.

As companies with global reach and footprints, we have an obligation to work across our supply chains to advance sustainable practices. To maximize sustainable outcomes and to ensure meaningful impacts at a global level, we must be willing and able to extend our reach beyond the walls and the doors of our companies. We are collectively engaged in and committed to elevating discussions about sustainability up and down supply chains—both to acknowledge its importance and also to identify the common goals and objectives we may share that lend themselves to more collaborative decision making and more sustainable outcomes.

We can also find commonality with organizations not directly in our supply chains, whether or not we share the same primary goals and objectives. For example, our peers in other sectors—including the public sector, universities, and nonprofits—might share our goals and also seek to affect sustainable land use and natural resource conservation, and yet embrace different strategies for achieving those goals. International forums such as the U.N. Framework Convention on Climate Change and the U.N. Sustainable Development arenas offer engagement opportunities to identify new partners and peers to leverage our collective resources to help achieve sustainable outcomes. We will continue to seek opportunities to leverage shared values by reaching outside our normal supply and value chains and business relationships to strike new relationships with others with whom we might find common ground on sustainability issues.

Success will require each of our companies to more effectively communicate with traditional and nontraditional peers and business partners to make mutually beneficial decisions and to take actions that will catalyze greater change at a more rapid pace than we could separately achieve. We are committed to achieving this through our workforces as well, to nurture an environment where innovation includes working with diverse actors to help achieve sustainable outcomes.

Promote public-private partnerships and collaborative decisions to help achieve sustainability and resilience across the supply chain.

Public-private partnerships can be mutually beneficial to help achieve sustainability and resilience across the supply chain. They can also leverage and maximize the effectiveness of shared resources, talents, and expertise. Some of the innovative and nontraditional partnerships that we are engaging in help us achieve sustainability on the ground, while also contributing to transparent dialogues about sustainability.

USDA's Regional Conservation Partnership Program (RCPP), authorized in the 2014 Farm Bill, is an example of a program that unlocks valuable opportunities for public-private partnerships. The RCPP is helping to leverage resources, talent, and multisector stakeholder engagement to address environmental performance and sustainability issues on the ground. The RCPP utilizes a regional stakeholder-engagement process to address critical natural resource and environmental issues at the local level.

The Council supports USDA conservation programs that provide valued and necessary resources to enable farmers and ranchers to establish sustainable practices, and we commit to continue to engage in programs that allow us to leverage public and private dollars and other resources to build resilience and sustainable outcomes. These partnerships and the opportunities to collaborate and make important decisions together are helping to replicate and scale sustainable outcomes in critically important areas.

DUPONT PARTNERSHIP WITH THE NATURE CONSERVANCY IN THE BOONE WATERSHED OF IOWA

Improvements in water-quality and nutrient management require a concerted effort at the watershed scale. To date, most of the conservation work on watersheds has been at a sub-watershed scale. DuPont Pioneer is partnering with the Nature Conservancy (TNC) for an initiative that is concentrating efforts beyond the 10,000-acre sub-watershed scale on the Boone River in Iowa.

The objective of the program is to provide DuPont Pioneer sales reps with information packets with technical information on key conservation practices, such as cover crops, soil health, no-till, and water management that can improve water-quality outcomes. As the sales reps interact with their farmer customers, they have accurate information to provide to the farmers.

In the first year, 350 packets were provided to sales reps and an initial survey found that 60 percent had used the information with their customers. Next steps include:

- An event to provide in-person guidance on best practices;
- A training event for TNC staff to learn how to best interact with farmers;
- Roundtables with farmers to provide insight to TNC on what information they need; and
- A field day to demo cover-crop plots.

Work with certified crop advisors and farmer-facing organizations to deliver actionable opportunities that help farmers improve resiliency to climate change.

Just as we recognize the importance of partnering to provide useful decision support tools and systems to actors in the agriculture sector to make informed, science-based choices, we recognize that the agriculture value chain has many members who have access and trusted relationships with farmers and ranchers. This includes certified crop advisors and farmer-facing organizations.

By working through entities and individuals that engage frequently with agricultural producers, we can amplify the message and increase the opportunities to promote sustainable productivity. The organizations and individuals who work with agricultural producers can translate opportunities and deliver the business case for how and why they benefit producers in ways that are meaningful to them. These key players can also provide information to agricultural producers in formats that are more easily incorporated into management systems while minimizing disruption to operations.

Farmers and ranchers make important decisions daily to ensure the most efficient and productive outcomes on their farms; after all, changing weather, climate, pests, and other variables require adjustments to inputs and management to reduce losses and support productivity. Advice to increase sustainability must fit in this context and must be based on a solid understanding of agricultural operations and the many challenges already faced by producers. Sustainable outcomes that help farmers and ranchers improve their resiliency to change will benefit them as well as the entire food and agriculture supply chain by minimizing lost productivity and maximizing beneficial environmental outcomes.

KELLOGG'S ORIGINS™ GREAT LAKES WHEAT PROGRAM

The Saginaw Bay watershed, the largest watershed in Michigan, feeds into Lake Huron and is where the soft white winter wheat for many of Kellogg's cereal products are grown. The area has water-pollution challenges linked to agriculture and industry and is part of a Great Lakes critical conservation area. Kellogg has joined a wide range of stakeholders—including conservation groups, grain suppliers, food companies, and state and federal agencies—in supporting the Saginaw Bay watershed's Regional Conservation Partnership Program (RCPP), an innovative initiative through the USDA.

The partnership—led by USDA, the Nature Conservancy, and the Michigan Agri-Business Association—is working to improve farmers' conservation practices to improve soil and water quality and reduce nutrient runoff into the Great Lakes. As Gold-level RCPP sponsors, Kellogg supported the training of 50 certified crop advisors at partnering agronomy retailers, who will in turn work with hundreds of farmers directly on conservation practices.

As part of our support for Saginaw Bay conservation, Kellogg Company launched the Kellogg's Origins™ Great Lakes Wheat Program to track continuous improvement within Kellogg's soft white winter wheat supply chain together with our supplier, Star of the West Milling. This is one of many Origins™ programs in regions around the world, focused on helping farmers in Kellogg's supply chain to protect the environments where grains begin their journey. This program allows farmers who supply into Star of the West Milling to document their on-farm environmental improvements and identify best practices on more than 42,000 acres across 17 farms. The data is collected through farm-management tools provided by Syngenta and is in alignment with Field to Market, a multi-stakeholder initiative on sustainable agriculture.

One of the farmers in our Origins™ Program is Justin Krick. Krick represents the face of the new American farmer—young, tech-savvy, college-educated, and environmentally aware. Krick, and others like him, are using the latest farming technologies to ensure the safety of their crops and are employing newer sustainable-farming principles. While sustainable-farming practices are not new on the farm, farmers like Krick utilize cost-share programs like USDA's RCPP to test and implement new sustainable technologies or practices to deliver increases in sustainable-farming benefits for both the farm and the environment.

Support increased public funding for sustainable-agriculture research.

Our companies are investing in internal research and development programs that deliver quantifiable environmental benefits for our customers and consumers along the agriculture and food value chain. These include activities and tools to reduce energy use and increase energy efficiency, reduce GHG emissions, increase water availability and reuse, reduce overall water consumption, minimize food loss and food waste, and reduce product packaging.

We are also investing in agricultural research to develop plant varieties that are resistant to droughts and extreme weather, for example. Drought-tolerant seeds can reduce crop losses in areas experiencing water scarcity, while plants with shorter, stronger stalks can tolerate high winds and strong weather events to minimize losses. Animals that produce more meat and milk from the same inputs can help achieve sustainable productivity as well.

Federal investments in agricultural research have declined in recent years. From the 1930s until about 1980, federal funding for agricultural research was trending continuously upward. Since the 1980s, funding levels have remained steady or, more recently, have dropped.[7]

We support increased public funding for sustainable-agriculture research at federal, state, and local levels to help achieve the sustainability goals and outcomes that we collectively seek to achieve. We also commit to continue our own R&D efforts, to continue to innovate, and to continue to communicate and share so that we can collectively achieve sustainable outcomes for society.

Conclusion



Faced with significant increases in global populations and new and evolving challenges to food security and natural resource conservation, our companies are committed to developing and achieving sustainable solutions and outcomes to overcome these challenges now and into the future. We recognize and applaud the U.S. food and agriculture sector's history of innovation and efficient productivity that has created and delivered an abundant, safe, diverse, nutritious, and affordable food supply that meets changing and diverse consumer and customer needs.

Through collaboration and continued innovation informed by science, we commit to further catalyze, replicate, and scale progress through and across our supply and value chains. We collectively identified three action areas—sustainable productivity, transparency, and collaborative decision making—that can be transformative in helping to preserve and protect human, animal, and natural resource capital today and into the future.

This report highlights concrete actions our companies are taking to continuously address new and changing threats to food security and sustainability. The objective of sharing these success stories is to accelerate the work we have underway and to identify new opportunities to take bold actions through partnerships with other companies and the public sector. Sustainability is a journey brought to life through action and partnership, and we hope others in the food and agriculture supply chain will join us in this critical endeavor.

Endnotes

1. Global Harvest Initiative. (2010). *2010 GAP Report: Measuring Global Agricultural Productivity.* Retrieved March 04, 2016, from Global Harvest Initiative website: http://www.globalharvestinitiative.org/Reports/GHI_GAP_2010/pdf/GHI_GAP_2010.pdf.
2. World Economic Forum. (2016). *Global Risks Report 2016* (11th ed.). Retrieved March 04, 2016, from World Economic Forum website: http://www3.weforum.org/docs/GRR/WEF_GRR16.pdf.
3. Mette, W., Pingali, P., and Broca, S. (2008). *Global Agricultural Performance: Past Trends and Future Prospects* (Working paper). Washington, D.C.: World Bank.
4. Gale, F. (2013). *Growth and Evolution in China's Agricultural Support Policies* (Economic Research Report Number 153). Retrieved March 04, 2016, from USDA Economic Research Service website: http://www.ers.usda.gov/media/1156829/err153.pdf.
5. U.S. Environmental Protection Agency. (2016). *Sustainable Management of Food.* Retrieved March 04, 2016, from EPA website: https://www.epa.gov/sustainable-management-food.
6. Food and Agriculture Organization of the United Nations. (2011). *Global Food Losses and Food Waste—Extent, Causes and Prevention.* Retrieved March 04, 2016, from FAO website: http://www.fao.org/docrep/014/mb060e/mb060e.pdf.
7. Pardey, P.G., Alston, J.M., and Chan-Kang, C. (2013). Public Food and Agricultural Research in the United States: The Rise and Decline of Public Investments, and Policies for Renewal. Washington, D.C.: AGree.

Appendix 1

The following is a partial list of sustainability initiatives that Council members' companies participate in:

- Bipartisan Policy Center CEO Council on Sustainability and Innovation
- Business for Social Responsibility
- Consumer Goods Forum
- Cool Farm Alliance
- Field to Market: The Alliance for Sustainable Agriculture
- Global Dairy Agenda for Action's Dairy Sustainability Framework
- Global Social Compliance Program
- Honey Bee Health Coalition
- National Milk Producers Federation FARM
- Sustainability Practitioners' Roundtable
- Sustainable Agriculture Initiative Platform
- Sustainable Rice Platform
- The Sustainability Consortium
- The Innovation Center for U.S. Dairy: Dairy Sustainability Alliance
- World Business Council on Sustainable Development: Climate Smart Agriculture
- World Economic Forum New Vision for Agriculture
- World Resources Institute

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Module: Introduction

Page: W0. Introduction

W0.1

Introduction

Please give a general description and introduction to your organization.

Hormel Foods Corporation, based in Austin, Minn., is a multinational manufacturer and marketer of consumer-branded food and meat products, many of which are among the best known and trusted in the food industry. Hormel Foods, which leverages its extensive expertise, innovation and high competencies in pork and turkey processing and marketing to bring branded, value-added products to the global marketplace, will celebrate its 125th anniversary in 2016. The company is a member of the Standard & Poor's (S&P) 500 Index, S&P 500 Dividend Aristocrats, and was named one of "The 100 Best Corporate Citizens" by Corporate Responsibility Magazine for the eighth year in a row. Hormel Foods also received a perfect score on the 2016 Human Rights Campaign Foundation's Corporate Equality Index, was recognized on the 2016 Best for Vets Employers List by Military Times, and was named one of the 2016 Best Companies for Leaders by Chief Executive magazine. The company enjoys a strong reputation among consumers, retail grocers, foodservice and industrial customers for products highly regarded for quality, taste, nutrition, convenience and value. For more information, visit http://www.hormelfoods.com and http://2015csr.hormelfoods.com/.

W0.2

Reporting year

Please state the start and end date of the year for which you are reporting data.

Period for which data is reported
Tue 28 Oct 2014 - Tue 27 Oct 2015

W0.3

Reporting boundary

Please indicate the category that describes the reporting boundary for companies, entities, or groups for which water-related impacts are reported.

Companies, entities or groups over which operational control is exercised

W0.4

Exclusions

Are there any geographies, facilities or types of water inputs/outputs within this boundary which are not included in your disclosure?

No

W0.4a

Exclusions

Please report the exclusions in the following table

Exclusion	Please explain why you have made the exclusion

Further Information

Module: Current State

Page: W1. Context

W1.1

Please rate the importance (current and future) of water quality and water quantity to the success of your organization

Water quality and quantity	Direct use importance rating	Indirect use importance rating	Please explain
Sufficient amounts of good quality freshwater available for use	Vital for operations	Important	A sufficient amount of good quality fresh water is essential to the food and beverage industry, including Hormel Foods. Access to sufficient fresh water supply for direct use is critical with respect to food quality, food safety, and efficient equipment operation. Our supply chain also relies on access to sufficient fresh water supply, including upstream and downstream supply chain (indirect users).
Sufficient amounts of recycled, brackish and/or produced water available for use	Vital for operations	Important	Recycled and water is an important tool for fresh water reduction in our operations. Engineered systems are employed to ensure that the water is recycled or collected for other use in manner that protects food quality and safety. Our supply chain (indirect use) employs recycle and collection methods to reduce the use of fresh water.

W1.2

For your total operations, please detail which of the following water aspects are regularly measured and monitored and provide an explanation as to why or why not

Water aspect	% of sites/facilities/operations	Please explain
Water withdrawals- total volumes	76-100	In most cases, monitoring the volume of water withdrawals is regulated. Measurement is applied where not specifically required by regulation to ensure the information is available to manage fresh water use in accordance to company policy.
Water withdrawals- volume by sources	76-100	Monitoring water withdrawals by source is an important piece of information in the evaluation of water supply risk and opportunity.

Water aspect	% of sites/facilities/operations	Please explain
Water discharges- total volumes	76-100	In nearly all cases, monitoring and reporting the volume of water discharge is a regulated and required practice. In the rare cases where it is not required by regulation, understanding the volume of water discharged is an important tool for evaluating water supply risk and opportunity and an important input to the ongoing management of our water programs.
Water discharges- volume by destination	76-100	Monitoring the volume of water discharge by destination is important to understanding the organization's impact on our shared resources. The health and viability of the destination source is an important metric for our internal and external stakeholders.
Water discharges- volume by treatment method	76-100	The operational efficiency and cost of water discharge are important measurements. Monitoring discharge volume by treatment method allows us to identify areas for improvement and increased efficiency in treatment method.
Water discharge quality data- quality by standard effluent parameters	76-100	In most cases measuring the water discharge quality is a regulated and required practice to ensure the limits established to protect water quality are met. The measurements also provide important information to our operations that enables the maximization of treatment efficiency with cost control. In the rare cases where measuring water discharge quality is not required, the rationale for understanding our impact on the environment and operational concerns justify adding the requirement.
Water consumption- total volume	76-100	Measuring the consumptive use of water is an important metric in evaluate the efficiency of our operations, and a critical measurement to ensure our overall sustainability objectives related to water use are met.
Facilities providing fully-functioning WASH services for all workers	76-100	Wash services are provided for all employees at all locations. Water supply to wash services are monitored as a component of the locations primarily water meter; sub metering is not in place for employee wash facilities. Water use for wash services is de minimis to the total operational water use.

W1.2a

Water withdrawals: for the reporting year, please provide total water withdrawal data by source, across your operations

Source	Quantity (megaliters/year)	How does total water withdrawals for this source compare to the last reporting year?	Comment
Fresh surface water	0	Not applicable	No comment.
Brackish surface water/seawater	0	Not applicable	No comment.
Rainwater	0	About the same	Rainwater collection for non-potable use in LEED Gold Austin, Minn. headquarters.
Groundwater - renewable	2428	Lower	Water supply from company owned wells in non-confined rechargeable aquifers. Total groundwater reduction of two percent from the prior reporting year.
Groundwater - non-renewable	2982	Lower	Water supply from company owned wells in confined or unknown aquifers. Total groundwater reduction of two percent from the prior reporting year.
Produced/process water	0	Not applicable	No comment.
Municipal supply	16520	About the same	Reduction of less than one percent from the prior reporting year.
Wastewater from another organization	0	Not applicable	No comment.
Total	21930	Lower	One percent reduction in total water use.

W1.2b

Water discharges: for the reporting year, please provide total water discharge data by destination, across your operations

Destination	Quantity (megaliters/year)	How does total water discharged to this destination compare to the last reporting year?	Comment
Fresh surface water	2215	Higher	The increase is attributed to additional sanitation requirements.

Destination	Quantity (megaliters/year)	How does total water discharged to this destination compare to the last reporting year?	Comment
Brackish surface water/seawater	0	Not applicable	No comment.
Groundwater	0	Not applicable	No comment.
Municipal/industrial wastewater treatment plant	15328	Higher	Changes attributable to increased sanitation requirements.
Wastewater for another organization	0	Not applicable	No comment.
Total	17543	Higher	Changes attributable to increased sanitation requirements.

W1.2c

Water consumption: for the reporting year, please provide total water consumption data, across your operations

Consumption (megaliters/year)	How does this consumption figure compare to the last reporting year?	Comment
21930	Lower	The decrease is attributed to the implementation of water saving projects and lower production volumes at some locations.

W1.3

Do you request your suppliers to report on their water use, risks and/or management?

Yes

W1.3a

Please provide the proportion of suppliers you request to report on their water use, risks and/or management and the proportion of your procurement spend this represents

Proportion of suppliers %	Total procurement spend %	Rationale for this coverage
1-25	1-25	Hormel Foods continues development of the exchange of environmental sustainability information with key suppliers.

W1.3b

Please choose the option that best explains why you do not request your suppliers to report on their water use, risks and/or management

Primary reason	Please explain

W1.4

Has your organization experienced any detrimental impacts related to water in the reporting year?

No

W1.4a

Please describe the detrimental impacts experienced by your organization related to water in the reporting year

Country	River basin	Impact indicator	Impact	Description of impact	Length of impact	Overall financial impact	Response strategy	Description of response strategy

W1.4b

Please choose the option below that best explains why you do not know if your organization experienced any detrimental impacts related to water in the reporting year and any plans you have to investigate this in the future

Primary reason	Future plans

Further Information

Module: Risk Assessment

Page: W2. Procedures and Requirements

W2.1

Does your organization undertake a water-related risk assessment?

Water risks are assessed

W2.2

Please select the options that best describe your procedures with regard to assessing water risks

Risk assessment procedure	Coverage	Scale	Please explain
Comprehensive company-wide risk assessment	Direct operations and supply chain	All facilities and some suppliers	Water risk assessment is completed to support of the company-wide Enterprise Risk Management (ERM) process. Results are evaluated in operational, regulatory, and supply chain sub-committees.

W2.3

Please state how frequently you undertake water risk assessments, what geographical scale and how far into the future you consider risks for each assessment

Frequency	Geographic scale	How far into the future are risks considered?	Comment
Annually	Facility	>6 years	Hormel Foods uses the WRI Aqueduct Water Risk Atlas tool to evaluate risk at long range intervals.

W2.4

Have you evaluated how water risks could affect the success (viability, constraints) of your organization's growth strategy?

Yes, evaluated over the next 1 year

W2.4a

Please explain how your organization evaluated the effects of water risks on the success (viability, constraints) of your organization's growth strategy?

Long range water risks and opportunities are evaluated during product and location growth strategic sessions (new or existing product/facility).

W2.4b

What is the main reason for not having evaluated how water risks could affect the success (viability, constraints) of your organization's growth strategy, and are there any plans in place to do so in the future?

Main reason	Current plans	Timeframe until evaluation	Comment

W2.5

Please state the methods used to assess water risks

Method	Please explain how these methods are used in your risk assessment
Internal company knowledge WBCSD Global Water Tool WRI Aqueduct	The WRI Aqueduct and WBCSD Global water tool, supplemented by internal company knowledge of area water risk, are evaluated annually. Sites identified as potential risk, including those that would meet the WRI water stress definition, are provided additional review with the GEMI Local Water Tool and a deeper review of internal company knowledge specific to the area.

W2.6

Which of the following contextual issues are always factored into your organization's water risk assessments?

Issues	Choose option	Please explain
Current water availability and quality parameters at a local level	Relevant, included	A consistent supply of fresh, quality water is essential for operations.
Current water regulatory frameworks and tariffs at a local level	Relevant, included	Regulatory frameworks and tariffs impact water supply and cost.
Current stakeholder conflicts concerning water resources at a local level	Relevant, included	Stakeholder conflicts may have an impact on the availability and cost of fresh water supply.
Current implications of water on your key commodities/raw materials	Relevant, included	Water is an essential component to commodity and raw material supply. Changes in water availability or quality may impact the availability and cost of the commodity.
Current status of ecosystems and habitats at a local level	Relevant, included	A healthy local ecosystem and habitat protection is vital for the health of any community, including social, economic and environmental considerations.
Current river basin management plans	Relevant, included	In rural locations river basin management plans may impact risk planning and cost share allocation.
Current access to fully-functioning WASH services for all employees	Not relevant, explanation provided	Hormel Foods and subsidiary locations provide appropriate wash services for all employees. Wash services are evaluated on a project specific basis, such as new facility construction, but are not relevant to the annual water risk evaluation.
Estimates of future changes in water availability at a local level	Relevant, included	A consistent supply of fresh, quality water is essential for operations.
Estimates of future potential regulatory changes at a local level	Relevant, included	Regulatory frameworks and tariffs impact water supply and cost.
Estimates of future potential stakeholder conflicts at a local level	Relevant, included	Stakeholder conflicts may have an impact on the availability and cost of fresh water supply.
Estimates of future implications of water on your key commodities/raw materials	Relevant, included	Water is an essential component to commodity and raw material supply. Changes in water availability or quality may impact the availability and cost of the commodity.
Estimates of future potential changes in the status of ecosystems and habitats at a local level	Relevant, included	A healthy local ecosystem and habitat protection is vital for the health of any community, including social, economic and environmental considerations.
Scenario analysis of availability of sufficient quantity and quality of water relevant for your operations at a local level	Relevant, included	Operations in areas approaching a higher water risk category are evaluated for potential mitigation strategies.

Issues	Choose option	Please explain
Scenario analysis of regulatory and/or tariff changes at a local level	Relevant, included	Regulatory frameworks and tariffs impact water supply and cost.
Scenario analysis of stakeholder conflicts concerning water resources at a local level	Relevant, not yet included	Stakeholder conflicts may have an impact on the availability and cost of fresh water supply. Scenario analysis regarding stakeholder conflicts is not included in the annual water risk assessment process.
Scenario analysis of implications of water on your key commodities/raw materials	Relevant, included	Water is an essential component to commodity and raw material supply. Changes in water availability or quality may impact the availability and cost of the commodity.
Scenario analysis of potential changes in the status of ecosystems and habitats at a local level	Relevant, not yet included	A healthy local ecosystem and habitat protection is vital for the health of any community, including social, economic and environmental considerations. Scenario analysis regarding ecosystem and habitat health is not included in the annual water risk assessment process.
Other	Not evaluated	No comment.

W2.7

Which of the following stakeholders are always factored into your organization's water risk assessments?

Stakeholder	Choose option	Please explain
Customers	Relevant, included	Hormel Foods has systems in place to monitor input of key stakeholders, including customers, consumers, employees, investor groups, NGOs. Feedback from stakeholders is integrated into water program management and materiality assessment in other corporate responsibility areas.
Employees	Relevant, included	Hormel Foods has systems in place to monitor input of key stakeholders, including customers, consumers, employees, investor groups, NGOs. Feedback from stakeholders is integrated into water program management and materiality assessment in other corporate responsibility areas.
Investors	Relevant, included	Hormel Foods has systems in place to monitor input of key stakeholders, including customers, consumers, employees, investor groups, NGOs. Feedback from stakeholders is integrated into water program management and materiality assessment in other corporate responsibility areas.
Local communities	Relevant, included	Hormel Foods has systems in place to monitor input of key stakeholders, including customers, consumers, employees, investor groups, NGOs. Feedback from stakeholders is integrated into water program management and materiality assessment in other corporate responsibility areas.

Stakeholder	Choose option	Please explain
NGOs	Relevant, included	Hormel Foods has systems in place to monitor input of key stakeholders, including customers, consumers, employees, investor groups, NGOs. Feedback from stakeholders is integrated into water program management and materiality assessment in other corporate responsibility areas.
Other water users at a local level	Relevant, included	Hormel Foods will evaluate the impacts of other water users in rural and remote areas of operation where the evaluation provides information that is relevant to the program assessment.
Regulators	Relevant, included	Hormel Foods evaluates regulatory activity and, when appropriate, works with stakeholders and regulatory representatives to provides information on sustainability objectives, targets, and practices and/or participates in multi=stakeholder processes that shape regulatory activity.
River basin management authorities	Relevant, included	Hormel Foods works with river basin management authorities on an as-needed basis, particularly in areas of rural and remote operations.
Statutory special interest groups at a local level	Relevant, included	Hormel Foods participates in interest groups aligned with the food and beverage industry, such as the North American Meat Institute, to evaluating sustainability programs and interface with local or national regulators and other interest groups as appropriate.
Suppliers	Relevant, included	Hormel Foods shares program information, including priorities, goals, and progress, with key suppliers.
Water utilities/suppliers at a local level	Relevant, included	Hormel Foods works closely with water utilities/suppliers on an as-needed basis, particularly in areas of rural and remote operations.
Other	Relevant, included	Hormel Foods internal engineering and sustainability professionals team work with third party experts, often in tandem with local or regional utility providers, to evaluate and implement sustainability projects meeting our overall objective of reduced utility use and improved efficiency.

W2.8

Please choose the option that best explains why your organisation does not undertake a water-related risk assessment

Primary reason	Please explain

Further Information

Module: Implications

Page: W3. Water Risks

W3.1

Is your organization exposed to water risks, either current and/or future, that could generate a substantive change in your business, operations, revenue or expenditure?

Yes, direct operations and supply chain

W3.2

Please provide details as to how your organization defines substantive change in your business, operations, revenue or expenditure from water risk

Substantive change is defined as 1) an Extremely High risk ranking under the WRI Aqueduct water risk tool, 2) an overall ranking of Scarcity or Extreme Scarcity under the WBCSD Global Water Tool, or 3) water risk with financial impacts exceeding levels established by the internal Enterprise Risk Management (ERM) process (scoring and ranking is reviewed and updated annually).

W3.2a

Please provide the number of facilities* per river basin exposed to water risks that could generate a substantive change in your business, operations, revenue or expenditure and the proportion this represents of total operations company-wide

Country	River basin	Number of facilities exposed to water risk	Proportion of total operations (%)	Comment
United States of America	Other: Coastal Plain of Los Angeles	1	1-5	The facility is located in a region identified as an Extremely High risk ranking under the WRI Aqueduct water risk tool. The location has not had any direct or indirect impacts from water supply or quality. The facility has meet and exceeded internal and community goals for voluntary water reduction efforts.
United States of America	Other: Kaweah Delta	1	1-5	The facility is located in a region identified as an Extremely High risk ranking under the WRI Aqueduct water risk tool. The location has had limited direct and indirect impacts from water supply or quality issues. The facility has meet and exceeded internal and community goals for voluntary water reduction efforts.

W3.2b

Please provide the proportion of financial value that could be affected at river basin level associated with the facilities listed in W3.2a

Country	River basin	Financial reporting metric	Proportion of chosen metric that could be affected within the river basin	Comment
United States of America	Other: Coastal Plain of Los Angele	% cost of goods sold	Less than 1%	The location has not had any direct or indirect impacts from water supply or quality. The facility has meet and exceeded internal and community goals for voluntary water reduction efforts. Local water costs are expected to increase, with will be a de minimis impact to the cost of goods sold.
United States of America	Other: Kaweah Delta	% cost of goods sold	Less than 1%	The location has had limited direct or indirect impacts from water supply or quality issues. The facility has meet and exceeded internal and community goals for voluntary water reduction efforts. Expected changes to water availability in the near term will have de minimis impact to the cost of goods sold.

W3.2c

Please list the inherent water risks that could generate a substantive change in your business, operations, revenue or expenditure, the potential impact to your direct operations and the strategies to mitigate them

Country	River basin	Risk driver	Potential impact	Description of impact	Timeframe	Likelihood	Magnitude of potential financial impact	Response strategy	Costs of response strategy	Details of strategy and costs
United States of America	Other: Coastal Plain of Los Angeles	Physical-Climate change Physical-Drought Physical-Projected water scarcity Physical-Projected water stress Regulatory-Higher water prices Regulatory-Regulatory uncertainty Reputational-Changes in consumer behavior	Higher operating costs	Potential impact to water availability or quality would require additional conservation methods, treatment methods, and other activity to assure that water quality and product standards are met.	Unknown	Unknown	Unknown	Engagement with customers Engagement with public policy makers Engagement with suppliers Infrastructure investment Infrastructure maintenance Increased investment in new technology Promote best practice and awareness	Dependent on project need, but likely low impact to cost of goods sold.	Dependent on project need.
United States of America	Other: Kaweah Delta	Physical-Climate change Physical-Drought	Higher operating costs	Potential impact to water availability or quality would require additional conservation	Unknown	Unknown	Unknown	Engagement with customers Engagement with public	Dependent on project need, but likely low impact to	Dependent on project need.

Country	River basin	Risk driver	Potential impact	Description of impact	Timeframe	Likelihood	Magnitude of potential financial impact	Response strategy	Costs of response strategy	Details of strategy and costs
		Physical-Projected water scarcity Physical-Projected water stress Regulatory-Regulatory uncertainty Reputational-Changes in consumer behavior		methods, treatment methods, and other activity to assure that water quality and product standards are met.				policy makers Infrastructure investment Infrastructure maintenance Increased investment in new technology Promote best practice and awareness	cost of goods sold.	

W3.2d

Please list the inherent water risks that could generate a substantive change in your business operations, revenue or expenditure, the potential impact to your supply chain and the strategies to mitigate them

Country	River basin	Risk driver	Potential impact	Description of impact	Timeframe	Likelihood	Magnitude of potential financial impact	Response strategy	Costs of response strategy	Details of strategy and costs
United States of	Other: Multiple	Physical-Climate change	Higher operating	Potential impact to the	Unknown	Unknown	Unknown	Engagement with suppliers	Dependent on project	Dependent on project

Country	River basin	Risk driver	Potential impact	Description of impact	Timeframe	Likelihood	Magnitude of potential financial impact	Response strategy	Costs of response strategy	Details of strategy and costs
America	basins	Physical-Declining water quality Physical-Drought Physical-Increased water scarcity Physical-Increased water stress Physical-Projected water scarcity Physical-Projected water stress Physical-Seasonal supply variability/Inter annual variability Regulatory-Higher water prices Regulatory-Mandatory water efficiency, conservation, recycling or process standards Regulatory-Regulatory uncertainty Reputational-Changes in consumer behavior	costs	availability and pricing of key supply chain inputs.				Greater due diligence Promote best practice and awareness Supplier diversification Tighter supplier performance standards	need.	need.

W3.2e

Please choose the option that best explains why you do not consider your organization to be exposed to water risks in your direct operations that could generate a substantive change in your business, operations, revenue or expenditure

Primary reason	Please explain

W3.2f

Please choose the option that best explains why you do not consider your organization to be exposed to water risks in your supply chain that could generate a substantive change in your business, operations, revenue or expenditure

Primary reason	Please explain

W3.2g

Please choose the option that best explains why you do not know if your organization is exposed to water risks that could generate a substantive change in your business operations, revenue or expenditure and discuss any future plans you have to assess this

Primary reason	Future plans

Further Information

Page: W4. Water Opportunities

W4.1

Does water present strategic, operational or market opportunities that substantively benefit/have the potential to benefit your organization?

Yes

W4.1a

Please describe the opportunities water presents to your organization and your strategies to realize them

Country or region	Opportunity	Strategy to realize opportunity	Estimated timeframe	Please explain
United States of America	Carbon management Competitive advantage Cost savings Ensuring supply chain resilience Increased brand value Improved community relations Improved water efficiency Social licence to operate Staff retention	1) Advance Corporate Responsibility and sustainability initiatives, 2) improved communication with internal and external stakeholders 3) improve due diligence, and 4) increase measurement of supply chain activity.	Current-up to 1 year	Strategic actions have been developed and are deployed at various stages of maturity. Our organization applies a continuous improvement mentality and will look to expand and strengthen our existing program while looking for new opportunities.

W4.1b

Please choose the option that best explains why water does not present your organization with any opportunities that have the potential to provide substantive benefit

Primary reason	Please explain

W4.1c

Please choose the option that best explains why you do not know if water presents your organization with any opportunities that have the potential to provide substantive benefit

Primary reason	Please explain

Further Information

Module: Accounting

Page: W5. Facility Level Water Accounting (I)

W5.1

Water withdrawals: for the reporting year, please complete the table below with water accounting data for all facilities included in your answer to W3.2a

Facility reference number	Country	River basin	Facility name	Total water withdrawals (megaliters/year) at this facility	How does the total water withdrawals at this facility compare to the last reporting year?	Please explain
Facility 1	United States of America	Other: Coastal Plain of Los Angeles	Clougherty Packing Co.	1268	Lower	Implementation of water reduction projects.
Facility 2	United States of America	Other: Kaweah Delta	PFFJ AZ	1044	Lower	Implementation of water reduction projects.

Further Information

Page: W5. Facility Level Water Accounting (II)

W5.1a

Water withdrawals: for the reporting year, please provide withdrawal data, in megaliters per year, for the water sources used for all facilities reported in W5.1

Facility reference number	Fresh surface water	Brackish surface water/seawater	Rainwater	Groundwater (renewable)	Groundwater (non-renewable)	Produced/process water	Municipal water	Wastewater from another organization	Comment
Facility 1	0.00	0.00	0.00	0.00	0.00	0.00	1268	0.00	Municipal water supply.
Facility 2	0.00	0.00	0.00	0.00	1098	0.00	0.00	0.00	Company owned groundwater wells.

W5.2

Water discharge: for the reporting year, please complete the table below with water accounting data for all facilities included in your answer to W3.2a

Facility reference number	Total water discharged (megaliters/year) at this facility	How does the total water discharged at this facility compare to the last reporting year?	Please explain
Facility 1	1109	Lower	Implementation of water reduction projects.
Facility 2	0.00	About the same	The water is used for irrigation of neighboring cropland.

W5.2a

Water discharge: for the reporting year, please provide water discharge data, in megaliters per year, by destination for all facilities reported in W5.2

Facility reference number	Fresh surface water	Municipal/industrial wastewater treatment plant	Seawater	Groundwater	Wastewater for another organization	Comment
Facility 1	0.00	1109	0.00	0.00	0.00	Wastewater is discharged to the LA County Sewer District.
Facility 2	0.00	0.00	0.00	0.00	0.00	Wastewater is used for irrigation of local crops.

W5.3

Water consumption: for the reporting year, please provide water consumption data for all facilities reported in W3.2a

Facility reference number	Consumption (megaliters/year)	How does this compare to the last reporting year?	Please explain
Facility 1	1268	Lower	Water is not returned to the original source. Consumption is lower due to reductions in water use.
Facility 2	1098	Lower	Water is not returned to the original source. Consumption is lower due to reductions in water use.

W5.4

For all facilities reported in W3.2a what proportion of their water accounting data has been externally verified?

Water aspect	% verification	What standard and methodology was used?
Water withdrawals- total volumes	Not verified	Not verified.
Water withdrawals- volume by sources	Not verified	Not verified.
Water discharges- total volumes	Not verified	Not verified.
Water discharges- volume by destination	Not verified	Not verified.
Water discharges- volume by treatment method	Not verified	Not verified.
Water discharge quality data- quality by standard effluent parameters	Not verified	Not verified.
Water consumption- total volume	Not verified	Not verified.

Further Information

Module: Response

Page: W6. Governance and Strategy

W6.1

Who has the highest level of direct responsibility for water within your organization and how frequently are they briefed?

Highest level of direct responsibility for water issues	Frequency of briefings on water issues	Comment
Board of individuals/Sub-set of the Board or other committee appointed by the Board	Scheduled - twice per year	Mid-year reviews supplement annual reviews. Additional reviews are provided as necessary.

W6.2

Is water management integrated into your business strategy?

Yes

W6.2a

Please choose the option(s) below that best explain how water has positively influenced your business strategy

Influence of water on business strategy	Please explain

Influence of water on business strategy	Please explain
Establishment of sustainability goals	Hormel Foods has established a sustainability goal of implementing initiatives to reduce fresh water use by 10% of the 2011 base year volume.
Investment in staff/training	Hormel Foods conducts annual seminars with key plant personnel with responsibility for sustainability initiatives, with every second year of the conference dedicated to environmental sustainability programs. The seminars are supplemented with addition training as needed.
Water resource considerations are factored into location planning for new operations	Environmental due diligence includes an evaluation of water availability.
Publicly demonstrated our commitment to water	Hormel Foods has publicly posted our Environmental Sustainability Policy that outlines our commitment to resource stewardship and sustainable operations. Additionally, Hormel Foods polishes a Corporate Responsibility report annually that includes sections on our sustainability goals, progress, and key initiatives.
Other: Water management incentives established	Hormel Foods provides financial and non-financial recognition to the participants and finalists of the annual Sustainability Best of the Best competition, including those that have engaged in activities related to water reduction. Recognition is provided through a variety of events and communication activities at the plant and corporate level. Winners of the Sustainability Best of the Best competition are given recognition at the Hormel Foods annual shareholder meeting
Introduction of water management KPIs	Hormel Foods has developed an internal electronic scorecard for monitoring sustainability KPIs, including water and wastewater. The scorecard is made available to plant and corporate personnel.

W6.2b

Please choose the option(s) below that best explains how water has negatively influenced your business strategy

Influence of water on business strategy	Please explain
No measurable influence	Water reduction projects have been justified by expense and risk reduction.

W6.2c

Please choose the option that best explains why your organization does not integrate water management into its business strategy and discuss any future plans to do so

Primary reason	Please explain

W6.3

Does your organization have a water policy that sets out clear goals and guidelines for action?

Yes

W6.3a

Please select the content that best describes your water policy (tick all that apply)

Content	Please explain why this content is included
Publicly available Company-wide Performance standards for direct operations Commitment to customer education Incorporated within group environmental, sustainabiilty or EHS policy	The Hormel Foods Environmental Sustainability Policy, made publicly available, outlines the company-wide commitment to the efficient use and protection of natural resources. Performance standards and reduction goals have been set, with the goals and progress reported annually through the Hormel Foods Corporate Responsibility report. This report is made public and is available for consumer and customer review. The environmental management systems have adopted polices to execute the goals of the Environmental Sustainability Policy.

W6.4

How does your organization's water-related capital expenditure (CAPEX) and operating expenditure (OPEX) during the most recent reporting year compare to the previous reporting year?

Water CAPEX (+/- % change)	Water OPEX (+/- % change)	Motivation for these changes
0	5	Increased treatment cost.

Further Information

Page: W7. Compliance

W7.1

Was your organization subject to any penalties, fines and/or enforcement orders for breaches of abstraction licenses, discharge consents or other water and wastewater related regulations in the reporting year?

Yes, not significant

W7.1a

Please describe the penalties, fines and/or enforcement orders for breaches of abstraction licenses, discharge consents or other water and wastewater related regulations and your plans for resolving them

Facility name	Incident	Incident description	Frequency of occurrence in reporting year	Financial impact	Currency	Incident resolution
Osceola Foods, LLC	Penalty	Exceedance of Biochemical Oxygen Demand (BOD) limit.	1	1582	USD($)	Root cause investigation and corrective actions including operational improvements.
Albert Lea Select Foods, LLC	Enforcement order	Exceedances of oil & grease limit.	72	2600000	USD($)	Installation of new wastewater pretreatment equipment.

W7.1b

What proportion of your total facilities/operations are associated with the incidents listed in W7.1a

2%

W7.1c

Please indicate the total financial impacts of all incidents reported in W7.1a as a proportion of total operating expenditure (OPEX) for the reporting year. Please also provide a comparison of this proportion compared to the previous reporting year

Impact as % of OPEX	Comparison to last year
0	Higher

Further Information

Page: W8. Targets and Initiatives

W8.1

Do you have any company wide targets (quantitative) or goals (qualitative) related to water?

Yes, targets and goals

W8.1a

Please complete the following table with information on company wide quantitative targets (ongoing or reached completion during the reporting period) and an indication of progress made

Category of target	Motivation	Description of target	Quantitative unit of measurement	Base-line year	Target year	Proportion of target achieved, % value
Other: Reduction of water intensity	Other: Multiple aspects	Hold or reduce water use per sales tonnage from the 2011 level.	% reduction per dollar revenue	2011	2020	45%
Absolute reduction of water withdrawals	Other: Multiple aspects	Implement projects to reduce fresh water use by 10% of the 2011 level.	Other: 0.5 billion gallon reduction	2011	2020	83%

W8.1b

Please describe any company wide qualitative goals (ongoing or reached completion during the reporting period) and your progress in achieving these

Goal	Motivation	Description of goal	Progress
Engagement with suppliers to help them improve water stewardship	Shared value	Engage key suppliers on sustainability practices, goals, and results.	Continued with information exchange, including data and best practices.

W8.1c

Please explain why you do not have any water-related targets or goals and discuss any plans to develop these in the future

Further Information

Module: Linkages/Tradeoff

Page: W9. Managing trade-offs between water and other environmental issues

W9.1

Has your organization identified any linkages or trade-offs between water and other environmental issues in its value chain?

Yes

W9.1a

Please describe the linkages or trade-offs and the related management policy or action

Environmental issues	Linkage or trade-off	Policy or action
Hormel Foods recognizes the water-energy nexus and the relation to air emissions.	Linkage	Reduction goals have been set for water, energy, and air emissions. We evaluate the impact that an initiative will have on all environmental program areas.
Hormel Foods recognizes that food waste negatively impacts goals and objectives related to water, energy, air emissions and solid waste.	Linkage	Hormel Foods has placed a high degree of importance on improving the efficiency of our operations. Hormel Foods packaging and transportation programs are also geared toward minimizing food waste.

Further Information

Module: Sign Off

Page: Sign Off

W10.1

Please provide the following information for the person that has signed off (approved) your CDP water response

Name	Job title	Corresponding job category
Thomas Raymond	Director of Environmental Sustainability	Environment/Sustainability manager

W10.2

Please select if your organization would like CDP to transfer your publicly disclosed response strategy from questions W1.4a, W3.2c and W3.2d to the CEO Water Mandate Water Action Hub.

No

Further Information

CDP